24-10127



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0286
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FORM 1-A

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

SOUTHERN HOME MEDICAL EQUIPMENT, INC
(Exact name of issuer as specified in its charter)

NEVADA
(State or other jurisdiction of incorporation or organization)

32 S. Howard St., Inman, SC 29349 (864) 357-3188
(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

N/A
(Name, address, including zip code, and telephone number, including area code, of agent for service)

7352
(Primary standard Industrial Classification Code Number)

06-1740508
(I.R.S. Employer Identification Number)

The following delaying notation is optional, but see Rule 252(g) before omitting it:

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

GENERAL INSTRUCTIONS

I. Eligibility Requirements for Use of Form 1-A.

This form is to be used for securities offerings made pursuant to Regulation A, 17 CFR 230.251 *et seq.* Careful attention should be directed to the terms, conditions and requirements of the regulation, especially Rule 251, inasmuch as the exemption is not available to all issuers or to every type of securities transaction. Further, the aggregate offering amount of securities which may be sold in any 12 month period is strictly limited to $5 million.

II. Preparation and Filing of the Offering Statement.

An offering statement shall be prepared by all persons seeking exemption pursuant to the provisions of Regulation A. Parts I, II and III shall be addressed by all issuers. Part II of the form which relates to the content of the required offering circular provides several alternate formats depending upon the nature and/or business of the issuer; only one format needs to be followed and provided in the offering statement. General information regarding the preparation, format, content of, and where to file the offering statement is contained in Rule 252. Requirements relating to the offering circular are contained in Rules 253 and 255. The offering statement may be printed, mimeographed, lithographed, or typewritten or prepared by any similar process which will result in clearly legible copies.

III. Supplemental Information.

The following information shall be furnished to the Commission as supplemental information:

(1) A statement as to whether or not the amount of compensation to be allowed or paid to the underwriter has been cleared with the NASD.

(2) Any engineering, management or similar report referenced in the offering circular.

(3) Such other information as requested by the staff in support of statements, representations and other assertions contained in the offering statement.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART I — NOTIFICATION

The information requested shall be provided in the order which follows specifying each item number; the text of each item as presented in this form may be omitted. All items shall be addressed and negative responses should be included.

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

(a) the issuer's directors;

Greg Tucker
32 S. Howard St.
Inman, SC 29349

Bernard Ross
32 S. Howard St.
Inman, SC 29349

Alan Richey
32 S. Howard St.
Inman, SC 29349

(b) the issuer's officers;

Greg Tucker President, Secretary, Treasurer
32 S. Howard St.
Inman, SC 29349

Bernard Ross Chief Operating Officer
32 S. Howard St.
Inman, SC 29349

(c) the issuer's general partners; N/A

(d) record owners of 5 percent or more of any class of the issuer's equity securities;

Greg Tucker
32 S. Howard St.
Inman, SC 29349

Bernard Ross
32 S. Howard St.
Inman, SC 29349

(e) beneficial owners of 5 percent or more of any class of the issuer's equity securities;

Greg Tucker
32 S. Howard St.
Inman, SC 29349

Bernard Ross
32 S. Howard St.
Inman, SC 29349

(f) promoters of the issuer; N/A

(g) affiliates of the issuer; N/A

(h) counsel to the issuer with respect to the proposed offering;

Bruce M. Pritchett, L.C.
The Judge Building
8 East Broadway, Suite 600A
Salt Lake City, UT 84111

(i) each underwriter with respect to the proposed offering; N/A

(j) the underwriter's directors; N/A

(k) the underwriter's officers; N/A

(l) the underwriter's general partners; and N/A

(m) counsel to the underwriter. N/A

ITEM 2. Application of Rule 262

(a) State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262. None

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied. N/A

ITEM 3. Affiliate Sales

If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer.

Does Not Apply

The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years.

Does Not Apply

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons.

Pennsylvania

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered. None

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state: Yes

(1) the name of such issuer;

(2) the title and amount of securities issued; Southern Home Medical Equipment, Inc 10,000,000

(3) the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof; Par value .001

(4) the names and identities of the persons to whom the securities were issued.

Greg Tucker (officer/director), Bernard Ross (officer/director), Alan Richey (director), Hazel Fisher (employee), Ed Vick (vendor), Dennis Nowak (employee), Ken Bessent (financial consultant), David Tucker (vendor/father of Greg Tucker), A to Z Consulting, Inc (financial consultant).

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).

See Item 1A above

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

Section 4(2) of the 33 Act

ITEM 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering. None

ITEM 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above or to any selling securityholder in the offering covered by this Form 1-A for any of the following purposes: None

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution; N/A

(2) To stabilize the market for any of the securities to be offered; N/A

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation. N/A

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed. N/A

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection. None

ITEM 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers. None

PART II — OFFERING CIRCULAR

Financial Statement requirements, regardless of the applicable disclosure model, are specified in Part F/S of this Form 1-A.

The Commission encourages the use of management's projections of future economic performance that have a reasonable basis and are presented in an appropriate format. See Rule 175, 17 CFR 230.175.

The narrative disclosure contents of offering circulars are specified as follows:

A: For all corporate issuers — the information required by Model A of this Part II of Form 1-A.

B: For all other issuers and for any issuer that so chooses — the information required by either Part I of Form SB-2, 17 CFR 239.29, except for the financial statements called for there, or Model B of this Part II of Form 1-A. Offering circulars prepared pursuant to this instruction need not follow the order of the items or other requirements of the disclosure form. Such information shall not, however, be set forth in such a fashion as to obscure any of the required information or any information necessary to keep the required information from being incomplete or misleading. Information requested to be presented in a specified tabular format shall be given in substantially the tabular form specified in the item.

* *

OFFERING CIRCULAR MODEL A.

GENERAL INSTRUCTIONS:

Each question in each paragraph of this part shall be responded to; and each question and any notes, but not any instructions thereto, shall be restated in its entirety. If the question or series of questions is inapplicable, so state. If the space provided in the format is insufficient, additional space should be created by cutting and pasting the format to add more lines.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may have liability to investors. The selling agents should exercise appropriate diligence to determine that no such inaccuracy or incompleteness has occurred, or they may be liable.

COVER PAGE

SOUTHERN HOME MEDICAL EQUIPMENT, INC

(Exact name of Company as set forth in Charter)

Type of securities offered: Common Stock
Maximum number of securities offered: 5,000,000
Minimum number of securities offered: 1
Price per security: $1.00
Total proceeds: If maximum sold: $5,000,000.00 If minimum sold: $1.00
(See Questions 9 and 10)

Is a commissioned selling agent selling the securities in this offering? [ ] Yes [X] No

If yes, what percent is commission of price to public? ________%

Is there other compensation to selling agent(s)? [ ] Yes [X] No

Is there a finder's fee or similar payment to any person? [ ] Yes [X] No (See Question No.

22) Is there an escrow of proceeds until minimum is obtained? [ ] Yes [X] No (See Question No.

26) Is this offering limited to members of a special group, such as employees of the Company or individuals?

[ ] Yes [X] No (See Question No. 25)

Is transfer of the securities restricted? [ ] Yes [X] No (See Question No. 25)

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This Company:

[ ] Has never conducted operations.
[ ] Is in the development stage.
[X] Is currently conducting operations.
[ ] Has shown a profit in the last fiscal year.
[ ] Other (Specify):
(Check at least one, as appropriate)

This offering has been registered for offer and sale in the following states:

State	*State File No.*	*Effective Date*

INSTRUCTION: The Cover Page of the Offering Circular is a summary of certain essential information and should be kept on one page if at all possible. For purposes of characterizing the Company on the cover page, the term "development stage" has the same meaning as that set forth in Statement of Financial Accounting Standards No. 7 (June 1, 1975).

TABLE OF CONTENTS

Page

The Company 7
Risk Factors 8
Business and Properties 9
Offering Price Factors 14
Use of Proceeds 16
Capitalization 18
Description of Securities 19
Plan of Distribution 20
Dividends, Distributions and Redemptions 21
Officers and Key Personnel of the Company 21
Directors of the Company 23
Principal Stockholders 25
Management Relationships, Transactions and Remuneration 25
Litigation 26
Federal Tax Aspects 27
Miscellaneous Factors 27
Financial Statements 27
Managements Discussion and Analysis of Certain Relevant Factors 37

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of ______ pages.

THE COMPANY

1. Exact corporate name: Southern Home Medical Equipment, Inc

   State and date of incorporation: Nevada January 13, 2005

   Street address of principal office: 32 S. Howard St.

   Company Telephone Number: (864)357-3188

   Fiscal year: March (month) 31 (day)

   Person(s) to contact at Company with respect to offering:

   Greg Tucker

   Telephone Number (if different from above): ( ) ______

RISK FACTORS

2. List in the order of importance the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative (i. e., those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return).

(1) We could experience significantly reduced profits if Medicare changes, delays or denies reimbursement.

(2) We plan to grow our business through acquisitions of already existing medical equipment companies; if we do not manage our growth successfully, our growth and profitability may slow or stop.

(3) Our business requires significant operating capital and there is a risk that we will not be unable to obtain needed capital, which would require us to curtail our operations.

(4) We had a net loss from operations for the three months ended March 31, 2005. This is attributable to general and administrative costs at the early stage of business. There is a risk that we may not be profitable in the future.

(5) The profitability of our business in connection with rental of durable medical equipment and sales of physical therapy-related products will decrease if we do not receive recurring orders from customers.

(6) We could experience significantly reduced profits from our durable medical equipment business if improved technologies that eliminate the need for rental of durable medical equipment.

(7) We could be liable for harm caused by products that we sell.

(8) The healthcare market is competitive and there are no substantial barriers to entry. We expect that competition will intensify and that new competitors will enter the market in the future. Our ability to compete depends on a number of factors, the failure of any number of which could cause us additional losses.

(9) We could lose customers and revenues to new or existing competitors who have greater financial or operating resources.

(10) Loss of use of vendors or finance organizations would significantly reduce revenues and profits from our durable medical equipment business and physical therapy-related products.

(11) If we or our suppliers do not comply with applicable government regulations, we may be prohibited from selling our products.

(12) We could have difficulty in durable medical equipment business and selling our physical therapy-related products if we cannot maintain and expand our network in professional medical fields.

(13) Limited advertising costs could adversely affect our operating results.

(14) If we lose the services of our founding members, our business may be impaired because of their hard to replace skills and experience.

(15) Due to our business feature, the labor we intend to hire must be skilled and technical. If such labor is difficult to hire, we may incur serious delays and expenses in training non-technical labor.

(16) Our quarterly revenues or operating results could vary, which may cause the market price of our securities to decline.

Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering Circular potential investors should keep in mind other possible risks that could be important.

INSTRUCTION: The Company should avoid generalized statements and include only those factors which are unique to the Company. No specific number of risk factors is required to be identified. If more than 16 significant risk factors exist, add additional lines and number as appropriate. Risk factors may be due to such matters as cash flow and liquidity problems, inexperience of management in managing a business in the particular industry, dependence of the Company on an unproven product, absence of an existing market for the product (even though management may believe a need exists), absence of an operating history of the Company, absence of profitable operations in recent periods, an erratic financial history, the

financial position of the Company, the nature of the business in which the Company is engaged or proposes to engage, conflicts of interest with management, arbitrary establishment of offering price, reliance on the efforts of a single individual, or absence of a trading market if a trading market is not expected to develop. Cross references should be made to the Questions wheredetails of the risks are described.

BUSINESS AND PROPERTIES

3. With respect to the business of the Company and its properties:

   (a) Describe in detail *what* business the Company does and proposes to do, including what product or goods are or will be produced or services that are or will be rendered.

Southern Home Medical Equipment, Inc. sells and distributes Durable Medical Equipment and supplies in and around the state of South Carolina. We intend to expand into at least 10 branch locations within the next five years and then to accelerate growth from there as our brand gains broader acceptance across the geographic marketing area.

Our objective is to expand into the industry and start up additional sites in strategic locations throughout the Southeastern U.S. Currently we operate in upstate South Carolina, parts of North Carolina and Georgia. Currently, our company has three employees however our number of employees will grow as we expand to additional locations.

We primarily gain new customers through referrals. Currently we market our products to social workers, case managers, doctors, nurses, nursing homes, etc. that typically make the equipment arrangements for the patient. By marketing to those that carry the most active case load within a geographic area we gain referrals and word-of-mouth brand recognition. Our referral sources recognize our reputation for providing the best patient care and high quality equipment. We build brand recognition through local advertising as needed.

All business related functions are coordinated through our company headquarters in Inman S.C. Our current location consists of general office and warehouse space as will any expansion locations. Office space is 4000 sq. ft. and warehouse space is 4000 sq. ft.

Our founding members have all had success in operating their own DME (Durable Medical Equipment) businesses, and we feel as a group, our experience and knowledge of the business will allow us to quickly develop into a major player in the industry.

Our products include: Rental of the following pieces/types of medical equipment: Oxygen Concentrators, Neb Compressors, CPAPs, Bi-PAPs, Enteral Feeding, Specialty Mattresses for pressure wounds, Hospital Beds, Lightweight Wheelchairs, Standard Wheelchairs, and Patient Lifts. Sale of the following: Bedside Commodes, Walkers, Walkers w/Wheels, Canes. All of our equipment is delivered directly to the patient, in most cases in their homes by qualified trained equipment technicians, and/or respiratory therapists. All of our equipment needs are met through local and national vendors and our equipment is financed through finance organizations that specialize in the coverage of our industry.

As of September 9, 2005 Southern Home Medical Equipment, Inc. revenues have increased to approximately $20,000 a month in actual collections.

(b) Describe *how* these products or services are to be produced or rendered and how and when the Company intends to carry out its activities. If the Company plans to offer a new product(s), state the present stage of development, including whether or not a working prototype(s) is in existence. Indicate if completion of development of the product would require a material amount of the resources of the Company, and the estimated amount. If the Company is or is expected to be dependent upon one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any major existing supply contracts

All of our equipment needs are met through local and national vendors and our equipment is financed through finance organizations that specialize in the coverage of our industry. The only real issue with inventory within our industry is the financing of the equipment, however, our founding members of our company have developed sound relationships with many financing companies within our industry over the years, and we should have zero issues with financing equipment. In house, management of equipment inventory is relatively simple and does not require any elaborate system. All of our equipment is delivered directly to the patient, in most cases in their homes by qualified trained equipment technicians, and/or respiratory therapists.

(c) Describe the industry in which the Company is selling or expects to sell its products or services and, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete.

Indicate whether competition is or is expected to be by price, service, or other basis. Indicate (by attached table if appropriate) the current or anticipated prices or price ranges for the Company's products or services, or the formula for determining prices, and how these prices compare with those of competitors' products or services, including a description of any variations in product or service features. Name the principal competitors that the Company has or expects to have in its area of competition. Indicate the relative size and financial and market strengths of the Company's competitors in the area of competition in which the Company is or will be operating. State why the Company believes it can effectively compete with these and other companies in its area of competition.

Note: Because this Offering Circular focuses primarily on details concerning the Company rather than the industry in which the Company operates or will operate, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain broader insight in assessing the Company's prospects.

Durable Medical Equipment companies provide equipment, i.e. semi-electric beds, wheelchairs, oxygen, enteral tube feeding, etc. for both in-home patients and patients in nursing homes/assisted living. The target customer in this industry is Medicare Beneficiaries. The number of Medicare Beneficiaries is expected to rise to 45.9 million by 2010, 60.9 million by 2020, and 76.8 million by 2030. The percentage of Medicare Beneficiaries as a percentage of the population is also projected to rise to 15.0%, 18.5% and 21.9% respectively. In 2003, Medicare had a total of $8.5 billion in allowed charges for durable medical equipment, prosthetics, orthotics and supplies.

Medicare is not the only source of income for DME (Durable Medical Equipment) operators. Below is a breakdown by percentages of revenue by payer category.

Medicare	36%
Managed Care	19%
Private Insurance	18%
Commercial/Institutional	10%
Medicaid	8%
Managed Care (Capitated)	5%
Retail/Private	4%

Some market trends for the industry include the following. The U.S. Census Bureau predicts that the majority of the U.S. "baby boom" population (28% of the total U.S. population) will begin to turn 65 between 2010 and 2020. Consumer expectations for healthcare are increasing. Reimbursement for medical expenses by insurance companies and employers are on the decline. The length of hospital stays are decreasing because of less invasive medical procedures, which, in turn, is causing the demand for care in the home to rise. The home respiratory market (including home oxygen equipment and respiratory therapy services) represents in excess of $5.0 billion in annual sales, with growth estimated at approximately 6% per year over the last five years. Growth in the home respiratory market is further driven by the continued trend toward treatment of patients in the home as a lower cost alternative to the acute care setting.

Pricing – Please see the pricing list in the exhibits. Note: 95% of the exhibit list is rental items. All rental items cap out in 15 months, w ith the exception of Oxygen and Tube Feeding patients which have no price cap.

Our top three publicly traded competitors are Apria Healthcare Group (AHG), Lincare Holdings (LNCR), and Rotech Healthcare (ROHI).

Apria Healthcare Group (AHG)

Offering a comprehensive range of home respiratory therapy, home infusion therapy and home medical equipment services, Apria Healthcare is America's leading provider of integrated home healthcare products and services.

Headquartered in Lake Forest, California, Apria employs more than 11,000 healthcare professionals in more than 504 Apria branch offices across the United States. Apria Healthcare is the country's homecare leader in the alternate-site respiratory, HME and infusion markets, serving more than 1 million patients annually.

LinCare Holdings (LNCR)

Lincare Holdings Inc., together with its subsidiaries ("Lincare," the "Company," "we" or "our"), is one of the nation's largest providers of oxygen and other respiratory therapy services to patients in the home. Our customers typically suffer from chronic obstructive pulmonary disease ("COPD"), such as emphysema, chronic bronchitis or asthma, and require supplemental oxygen or other respiratory therapy services in order to alleviate the symptoms and discomfort of respiratory dysfunction. Lincare currently serves over 530,000 customers in 47 states through 804 operating centers. Lincare Holdings Inc. is a Delaware corporation.

Rotech Healthcare (ROHI)

For years, Rotech has been a national leader in providing home medical equipment, respiratory equipment and services, and respiratory (nebulizer) medications for home use. More than 4,500 employees of the Rotech family of hometown companies contribute to delivering quality service and the best in professional patient care through more than approximately 500 locations in 48 states across the country.

Typically, national competitors will have a separate branch in any market we attempt to penetrate. In addition, there are approximate 4-5 local competitors as well in each market. In most cases, a "market" can be defined as a county.

We believe that the principal competitive factors in our industry include the ability to identify and respond to customer needs, the quality and breadth of product offerings, and expertise with respect to the reimbursement process. We will effectively compete by establishing credible trusting relationships with our referral sources, by utilizing the 75 years of combined experience from our founding members and providing quality patient care. Ensuring that customers receiver their equipment in a timely manner; that they are thoroughly trained on the operation of the equipment, and that they have 24 hour access to key players in our organization.

(d) Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or in developing a new market. Set forth in response to Question 4 below the timing and size of the results of this effort which will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as by advertising, personal contact by sales representatives, etc.), how its marketing structure operates or will operate and the basis of its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for a major portion (20% or more) of the Company's sales. Describe any major existing sales contracts.

We currently build personal relationships with various referral sources such as social workers, case managers, doctors, nurses, nursing homes, etc. that typically make the equipment arrangements for the patient. By marketing to those that carry the most active case load within a strategic geographic area we gain referrals and increase our brand recognition. We will build brand recognition through local advertising as needed.

(e) State the backlog of written firm orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date.

As of 09 / 01 /05 $0
(a recent date)

As of 09 / 01 /04 $0
(one year earlier)

Explain the reason for significant variations between the two figures, if any. Indicate what types and amounts of orders are included in the backlog figures. State the size of typical orders. If the Company's sales are seasonal or cyclical, explain.

This question as written does not apply to our model of doing business. There are no backlog orders per say in this industry. Our growth is a direct result of individual calls for individual needs for individual patients.

(f) State the number of the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical, operations, administrative, etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If the Company's employees are on strike, or have been in the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements the Company has or will have with its employees.

We currently have three employees including the CEO. We anticipate hiring at least two more employees within the next 12 months. All employees other than equipment technicians are salaried employees. Equipment technicians are salaried or hourly based on experience.

(g) Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties the Company intends to acquire in the immediate future, the cost of such acquisitions and the sources of financing it expects to use in obtaining these properties, whether by purchase, lease or otherwise.

All business related functions are coordinated through our facility in Inman, S.C. Our current location consists of 8000 sq. ft. of general office and warehouse space. Office space is 4000 sq ft. and warehouse space is 4000 sq. ft.

Our facility is currently owned by Adaptive Medical Upstate, Inc another company owned by Greg Tucker. Both companies currently operate out of the facility, therefore no rent is charged to Southern Home Medical Equipment, Inc.

(h) Indicate the extent to which the Company's operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentiality agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by the Company for research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal year.

None

(i) If the Company's business, products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies, indicate the nature and extent of regulation and its effects or potential effects upon the Company.

Most of our patients are covered by Medicare, and/or Medicaid. Our profits could also be affected by the imposition of more stringent regulatory requirements for Medicare reimbursement. Any failure to comply with required Medicare reimbursement procedures could result in delays or loss of reimbursement and other sanctions, including fines and loss of Medicare provider status.

(j) State the names of any subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if included but not consolidated, please explain.

None

(k) Summarize the material events in the development of the Company (including any material mergers or acquisitions) during the past five years, or for whatever lesser period the Company has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If the Company has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in this Offering Circular accordingly).

None

4. (a) If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones.

	Event or Milestone	Expected manner of occurrence or method of achievement	Date or number of months after receipt of proceeds when should be accomplished
1)	Raise Capital	Raise money through Reg. A	3 months
2)	Expansion into three strategic locations in upstate South Carolina	Will use offering proceeds	3-6 months
3)	Target more expansion Locations in North Carolina and Georgia	Will use offering proceeds	6-12 months

(b) State the probable consequences to the Company of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the Company's liquidity in view of the Company's then anticipated level of operating costs. (See Question Nos. 11 and 12)

The growth in profitability is simple and straight forward. One, with the appropriate operating capital, we have at least three strategic locations here in the upstate of South Carolina where we can not only open a separate operation, but in two of these locations, we already have the operator picked out and ready to join our company.

Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated time frame is realistic and should assess the consequences of delays or failure of achievement in making an investment decision.

INSTRUCTION: The inquiries under Business and Properties elicit information concerning the nature of the business of the Company and its properties. Make clear what aspects of the business are presently in operation and what aspects are planned to be in operation in the future. The description of principal properties should provide information which will reasonably inform investors as to the suitability, adequacy, productive capacity and extent of utilization of the facilities used in the enterprise. Detailed descriptions of the physical characteristics of the individual properties or legal descriptions by metes and bounds are not required and should not be given.

As to Question 4, if more than five events or milestones exist, add additional lines as necessary. A "milestone" is a significant point in the Company's development or an obstacle which the Company must overcome in order to become profitable.

OFFERING PRICE FACTORS

If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.

5. What were net, after-tax earnings for the last fiscal year? (If losses, show in parenthesis.)

Total $(27242) $0 per share)

6. If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable.

N/A

Offering Price Per Share / Net After-Tax Earnings Last Year Per Share = ______ (price/earnings multiple)

(a) What is the net tangible book value of the Company? (If deficit, show in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities.

$(17242)______________ $0______________ per share)

If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for the variation.

(b) State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, and relationship of such persons to the Company at the time of sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration. (Exclude bank debt.) 10,000,000 shares were issued on March 17, 2005. Nine people were sold stock. Of those 9 people, three are directors of the company, two are employees of the company, two are vendors of the company and two are financial consultants for the company. The 10,000,000 shares were sold for par value .001.

8. (a) What percentage of the outstanding shares of the Company will the investors in this offering have? Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any convertible securities offered in this offering.)

If the maximum is sold: 33 %
If the minimum is sold: 0 %

(b) What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.)

*If the maximum is sold:
15,000,000
*If the minimum is sold:
10,000,001

* These values assume that the Company's capital structure would be changed to reflect any conversions of outstanding convertible securities and any use of outstanding securities as payment in the exercise of outstanding options, warrants or rights included in the calculation. The type and amount of convertible or other securities thus eliminated would be: ______________. These values also assume an increase in cash in the Company by the amount of any cash payments that would be made upon cash exercise of options, warrants or rights included in the calculations. The amount of such cash would be: $______ .

(For above purposes, assume outstanding options are exercised in determining "shares" if the exercise prices are at or less than the offering price. All convertible securities, including outstanding convertible securities, shall be assumed converted and any options, warrants or rights in this offering shall be assumed exercised.)

Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.

INSTRUCTION: Financial information in response to Questions 5, 6 and 7 should be consistent with the Financial Statements. Earnings per share for purposes of Question 5 should be calculated by dividing earnings for the last fiscal year by the weighted average of outstanding shares during that year. No calculations should be shown for periods of less than one year or if earnings are negative or nominal. For purposes of Question 8, the "offering price" of any options, warrants or rights or convertible securities in the offering is the respective exercise or conversion price.

USE OF PROCEEDS

9. (a) The following table sets forth the use of the proceeds from this offering:

	If Minimum Sold Amount %	If Maximum Sold Amount %
Total Proceeds	$ 1.00	$5,000,000
Less: Offering Expenses	100%	$100%
Commissions & Finders Fees		
Legal & Accounting		150,000
Copying & Advertising		50,000
Other (Specify):		
Net Proceeds from Offering	$0..00	4,800,000
Use of Net Proceeds		
Building Leases		480,000
Equipment	$	$ 2,160,000
Equipment Leases		720,000
Salaried Labor		480,000
Hourly Labor	$	$ 384,000
Utilities		120,000
Working Capital		456,000
Total Use of Net Proceeds	$1.00	4,800,000
	$ 1.00 100%	$5,000,000 100%

(b) If there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of the offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used.

Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.

The priority is as follows 1. Equipment, 2. Hourly Labor, 3. Salaried Labor, 4. Working Capital, 5. Equipment Leases, 6. Building Leases and 7. Utilities.

0. (a) If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain.

None

(b) If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness. No

(c) If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons. No

(d) If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise, explain: No

11. Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.

As of March 31, 2005 the Company has suffered recurring losses from operations since inception. In addition, the Company has yet to generate an internal cash flow from its business operations. These factors raise substantial doubt as to the ability of the Company to continue as a going concern.

Management's plans with regard to these matters encompass the following actions: 1) obtain funding from new investors to alleviate the Company's working deficiency, and 2) implement the plan to generate sales. The Company's continued existence is dependent upon its ability to resolve it liquidity problems and increase profitability in its current business operations. However, the outcome of management's plans cannot be ascertained with any degree of certainty. The accompanying financial statements do not include any adjustments that might result from the outcome of these risks and uncertainties.

12. Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.

Funds from this offering will be sufficient for the next 12 month cash requirements.

INSTRUCTION: Use of net proceeds should be stated with a high degree of specificity. Suggested (but not mandatory) categories are: leases, rent, utilities, payroll (by position or type), purchase or lease of specific items of equipment or inventory, payment of notes, accounts payable, etc., marketing or advertising costs, taxes, consulting fees, permits, professional fees, insurance and supplies. Categories will vary depending on the Company's plans. Use of footnotes or other explanation is recommended where appropriate. Footnotes should be used to indicate those items of offering expenses that are estimates. Set forth in separate categories all payments which will be made immediately to the Company's executive officers, directors and promoters, indicating by footnote that these payments will be so made to such persons. If a substantial amount is allocated to working capital, set forth separate sub-categories for use of the funds in the Company's business.

If any substantial portion of the proceeds has not been allocated for particular purposes, a statement to that effect as one of the Use of Net Proceeds categories should be included together with a statement of the amount of proceeds not so allocated and a footnote explaining how the Company expects to employ such funds not so allocated.

CAPITALIZATION

13. Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds therefrom:

	Amount Outstanding		
	As of: 03/31 /05 (date)	As Adjusted Minimum	Maximum
Debt:			
Short-term debt (average interest rate ___%)	$18000	$18000	$0
Long-term debt (average interest rate ___%)	$0	$0	$0
Total debt	$18000	$18000	$0
Stockholders equity (deficit):			
Preferred stock — par or stated value (by class of preferred in order of preferences)			
________	$ -	$	$ -
________	$	$	$
________	$	$	$
Common stock — par or stated value	$10,000	$10,000	$5,000,000
Additional paid in capital	$ -	$ -	$
Retained earnings (deficit)	$ -	$ -	$
Total stockholders equity (deficit)	$(27242)	$ (27242)	$5,000,000
Total Capitalization	$(17,242)	$ (17242)	$5,000,000
________	$ 758	$ 758	$ 4,982,000

Number of preferred shares authorized to be outstanding:

Number of Class of Preferred	Par Value Shares Authorized	Per Share
10,000,000	$.001	$
		$
		$

Number of common shares authorized: 65,000,000 shares. Par or stated value per share, if any: $.001

Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights: 0 shares.

INSTRUCTION: Capitalization should be shown as of a date no earlier than that of the most recent Financial Statements provided pursuant to Question 46. If the Company has mandatory redeemable preferred stock, include the amount thereof in "long term debt" and so indicate by footnote to that category in the capitalization table.

DESCRIPTION OF SECURITIES

14. The securities being offered hereby are:

    [X] Common Stock
    [ ] Preferred or Preference Stock
    [ ] Notes or Debentures
    [ ] Units of two or more types of securities composed of: ______
    [ ] Other: ______

15. These securities have:

    Yes No
    [ ] [X] Cumulative voting rights
    [ ] [X] Other special voting rights
    [ ] [X] Preemptive rights to purchase in new issues of shares
    [ ] [X] Preference as to dividends or interest
    [ ] [X] Preference upon liquidation
    [ ] [X] Other special rights or preferences (specify): ______

    Explain:

16. Are the securities convertible? [ ] Yes [X] No
    If so, state conversion price or formula.
    Date when conversion becomes effective: ___/___/___
    Date when conversion expires: ___/___/___

17. (a) If securities are notes or other types of debt securities: N/A

    (1) What is the interest rate?______%
    If interest rate is variable or multiple rates, describe: ______

    (2) What is the maturity date?___/___/___
    If serial maturity dates, describe: ______

    (3) Is there a mandatory sinking fund? [ ] Yes [ ] No
    Describe: ______

    (4) Is there a trust indenture? [ ] Yes [ ] No
    Name, address and telephone number of Trustee ______

    (5) Are the securities callable or subject to redemption? [ ] Yes [ ] No
    Describe, including redemption prices: ______

    (6) Are the securities collateralized by real or personal property? [ ] Yes [ ] No Describe: ______

    (7) If these securities are subordinated in right of payment of interest or principal, explain the terms of such subordination.

    How much currently outstanding indebtedness of the Company is senior to the securities in right of payment of interest or principal? $______

    How much indebtedness shares in right of payment on an equivalent (pari passu) basis? $______

    How much indebtedness is junior (subordinated) to the securities? $ ______

    (b) If notes or other types of debt securities are being offered and the Company had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro forma basis for that fiscal year. "Earnings" means pretax income from continuing operations plus fixed charges and capitalized interest. "Fixed charges" means interest (including capitalized interest), amortization of debt discount, premium and expense, preferred stock dividend requirements of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma ratio of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities. N/A

	Last Fiscal Year		
	Actual	Pro Forma Minimum	Pro Forma Maximum
"Earnings" / "Fixed Charges" =	________	________	________
If no earnings show "Fixed Charges" only	________	________	________

Note: Care should be exercised in interpreting the significance of the ratio of earnings to fixed charges as a measure of the "coverage" of debt service, as the existence of earnings does not necessarily mean that the Company's liquidity at any given time will permit payment of debt service requirements to be timely made. See Question Nos. 11 and 12. See also the Financial Statements and especially the Statement of Cash Flows.

18. If securities are Preference or Preferred stock: N/A

 Are unpaid dividends cumulative? [ ] Yes [ ] No
 Are securities callable? [ ] Yes [ ] No
 Explain:

 Note: Attach to this Offering Circular copies or a summary of the charter, bylaw or contractual provision or document that gives rise to the rights of holders of Preferred or Preference Stock, notes or other securities being offered.

19. If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise: No Restrictions

20. Current amount of assets available for payment of dividends if deficit must be first made up, show deficit in parenthesis): $ 758 __________

PLAN OF DISTRIBUTION

21. The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are: None

Name:	____________	Name:	____________
Address:	____________	Address:	____________
	____________		____________
Telephone No.:	( ) ____________	Telephone No.:	( ) ____________

22. Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Offering Circular. Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.) None

23. Describe any material relationships between any of the selling agents or finders and the Company or its management.
 Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities. N/A

24. If this offering is not being made through selling agents, the names of persons at the Company through which this offering is being made: N/A

Name:	Greg Tucker	Name:	____________
Address:	32 S Howard St	Address:	____________
	Inman, SC 29349		____________
Telephone No.:	(864)357-3188	Telephone No.:	( ) ____________

25. If this offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply: No

Will the certificates bear a legend notifying holders of such restrictions? [ ] Yes[X] No

26. (a) Name, address and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised: None

(b) Date at which funds will be returned by escrow agent if minimum proceeds are not raised: N/A

Will interest on proceeds during escrow period be paid to investors? [ ] Yes[X] No

27. Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined: N/A

Note: Equity investors should be aware that unless the Company is able to complete a further public offering or the Company is able to be sold for cash or merged with a public company that their investment in the Company may be illiquid indefinitely.

DIVIDENDS, DISTRIBUTIONS AND REDEMPTIONS

28. If the Company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when: None

OFFICERS AND KEY PERSONNEL OF THE COMPANY

29. Chief Executive Officer: Title: Chief Executive Officer President & Secretary

Name: Greg Tucker Age: 42

Office Street Address: 32 S Howard St Inman SC 29349 Telephone No.: (864) 357-3188

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Mr. Tucker has been in the DME industry for 11 years. He began his professional career with Spartan Food Systems, Inc. where he spent 16 years in the food service industry. He began Adaptive Medical Upstate Inc a Durable Medical Equipment company in 1994 as a start up with the assistance and guidance of one our founding members, Alan Richey, who will serve as a member of the board of Southern Home Medical Equipment, Inc. Adaptive Medical currently bills over $1 million per year in annual revenues.

Education (degrees, schools, and dates): N/A

Also a Director of the Company [X] Yes [] No

Indicate amount of time to be spent on Company matters if less than full time: Full Time

30. Chief Operating Officer: Title: Chief Operating Officer

Name: Bernard Ross Age: 47

Office Street Address: Telephone No.: (864) 357-3188

32 S Howard St Inman SC 29349

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Mr. Ross began his career in the medical industry at Georgia Baptist Medical Center as an administrator of Orthopedics, Rehab, & Neuro Sciences. Mr. Ross then worked for ReLife as the vice president of corporate development and had the responsibility of acquisitions and development of rehabilitation clinics and programs. Mr. Ross also worked for Thera TX as senior director of respiratory care services and with Beverly Enterprises as group vice president for contract services. Mr. Ross currently is president and co-owner of Laurel Baye Allied Health Resources, LLC, a multi-purpose provider of medical equipment.

Education (degrees, schools, and dates): N/A

Also a Director of the Company [X] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time: Full Time

31. Chief Financial Officer: Title: Treasurer

Name: Greg Tucker Age: 42

Office Street Address: Telephone No.: (864)357-3188

32 S Howard St Inman SC 29349

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Mr. Tucker has been in the DME industry for 11 years. He began his professional career with Spartan Food Systems, Inc. where he spent 16 years in the food service industry. He began Adaptive Medical Upstate Inc a Durable Medical Equipment company in 1994 as a start up with the assistance and guidance of one our founding members, Alan Richey, who will serve as a member of the board of Southern Home Medical Equipment, Inc. Adaptive Medical currently bills over $1 million per year in annual revenues.

Education (degrees, schools, and dates): N/A

Also a Director of the Company [X] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time: Full Time

32. Other Key Personnel: N/A

(A) Name: ______ Age: ______

Title: ______

Office Street Address: Telephone No.: ( ) ______

______

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

Also a Director of the Company [ ] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

(B) Name: ______________________________ Age: __________

Title: ______________________________

Office Street Address: Telephone No.: ( ) __________

____

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

Also a Director of the Company [ ] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

INSTRUCTION: The term "Chief Executive Officer" means the officer of the Company who has been delegated final authority by the board of directors to direct all aspects of the Company's affairs. The term "Chief Operating Officer" means the officer in charge of the actual day-to-day operations of the Company's business. The term "Chief Financial Officer" means the officer having accounting skills who is primarily in charge of assuring that the Company's financial books and records are properly kept and maintained and financial statements prepared.

The term "key personnel" means persons such as vice presidents, production managers, sales managers, or research scientists and similar persons, who are not included above, but who make or are expected to make significant contributions to the business of the Company, whether as employees, independent contractors, consultants or otherwise.

DIRECTORS OF THE COMPANY

33. Number of Directors: 3 If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain:

34. Information concerning outside or other Directors (i.e. those not described above):

(A) Name: Alan Richey Age: 42

Title: Board Member

Office Street Address: Telephone No.: (864) 357-3188
32 S Howard St Inman, SC 29349

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Mr. Richey began his career in the DME industry in 1983. In 1990, he started his own company in Charleston, S.C. and operated until 1995. He sold his company to a publicly traded company in 1995 and worked for them as an Area Manager for several years to follow. In 1999, along with two partners, he opened his own company once again, and as of today is currently billing approximately 8 million in several locations in South Carolina and Georgia.

Education (degrees, schools, and dates): N/A

(B) Name: Greg Tucker Age: ______

Title: Director

Office Street Address: Telephone No.: ( ) ______
SEE ABOVE #29

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

(C) Name: Bernard Ross Age: ______

Title: Director

Office Street Address: Telephone No.: ( ) ______
SEE ABOVE #30

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

35. (a) Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company?

[X] Yes [ ] No

All three of the directors listed above are currently operating Durable Medical Equipment Companies. Greg Tucker is an owner/operator for Adaptive Medical Upstate Inc. Bernard Ross is an owner/operator for Laurel Baye Medical, Inc. Alan Richey is an owner/operator for Reliable Medical, Inc.

(b) If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information.

There is no proprietary information of concern and no trade secrets. Customer Lists are not proprietary because customers are based on personal relationships.

(c) If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates. N/A

(d) If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company. N/A

(e) If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse. N/A

36. If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions. N/A

Note: After reviewing the information concerning the background of the Company's Officers, Directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

PRINCIPAL STOCKHOLDERS

37. Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.

Class of Shares	Average Price Per Share	No. of Shares Now Held	% of Total	No. of Shares After Offering if All Securities Sold	% of Total
Name: Greg Tucker		6,678,000	66.78%	6,678,000	44.52%
Bernard Ross		1,000,000	10.00%	1,000,000	6.67%

Office Street Address:
32 S Howard St.
Inman, SC 29349

Telephone No. (864) 357-3188

Principal occupation: ____________

38. Number of shares beneficially owned by Officers and Directors as a group:
Before offering: 8,177,000 shares (81.77% of total outstanding)
After offering: a) Assuming minimum securities sold: 8,177,000 shares (81.77 % of total outstanding)
b) Assuming maximum securities sold: 8,177,000 shares (54.51 % of total outstanding)
(Assume all options exercised and all convertible securities converted.)

INSTRUCTION: If shares are held by family members, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the shares (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." An explanation of these circumstances should be set forth in a footnote to the "Number of Shares Now Held."

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

39. (a) If any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage, please describe. N/A

(b) If the Company has made loans to or is doing business with any of its Officers, Directors, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from the Company, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements. N/A

(c) If any of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved. N/A

40. (a) List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year: N/A

	Cash	Other
Chief Executive Officer	$0	$0
Chief Operating Officer	$0	$0
Chief Accounting Officer N/A		
Key Personnel: N/A		
Others:N/A		
Total:	$0	$0
Directors as a group (number of persons 3)	$0	$0

(b) If remuneration is expected to change or has been unpaid in prior years, explain:
Salaries will be paid once operating capital is raised.

(c) If any employment agreements exist or are contemplated, describe: N/A

41. (a) Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights: __________ shares (_______ % of total shares to be outstanding after the completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities). Indicate which have been approved by shareholders. State the expiration dates, exercise prices and other basic terms for these securities: N/A

(b) Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants: ______shares. N/A

(c) Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders. N/A

42. If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon any termination:

Greg Tucker owns a majority of stock and the company.

Note: After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.

INSTRUCTION: For purposes of Question 39(b), a person directly or indirectly controls an entity if he is part of the group that directs or is able to direct the entity's activities or affairs. A person is typically a member of a control group if he is an officer, director, general partner, trustee or beneficial owner of a 10% or greater interest in the entity. In Question 40, the term "Cash" should indicate salary, bonus, consulting fees, non-accountable expense accounts and the like. The column captioned "Other" should include the value of any options or securities given, any annuity, pension or retirement benefits, bonus or profit-sharing plans, and personal benefits (club memberships, company cars, insurance benefits not generally available to employees, etc.). The nature of these benefits should be explained in a footnote to this column.

LITIGATION

43. Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors or other key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition, or operations.

None

FEDERAL TAX ASPECTS

44. If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor. N/A

    Name of Tax Advisor: ____________________
    Address: ____________________
    Telephone No. ( )___ - ________

Note: Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax benefits and the extent that the benefits would be available and advantageous to the particular investor.

MISCELLANEOUS FACTORS

45. Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete.

FINANCIAL STATEMENTS

46. Provide the financial statements required by Part F/S of this Offering Circular section of Form 1-A.

AUDITED FINANCIAL STATEMENTS

SOUTHERN HOME MEDICAL EQUIPMENT, INC.

March 31, 2005

TRACI J. ANDERSON

Certified Public Accountant

CONTENTS

INDEPENDENT AUDITOR'S REPORT 1

BALANCE SHEET 2

STATEMENT OF OPERATIONS 3

STATEMENT OF STOCKHOLDERS' EQUITY 4

STATEMENT OF CASH FLOWS 5

NOTES TO FINANCIAL STATEMENTS 6-11

INDEPENDENT AUDITORS' REPORT

To the Board of Directors:
SOUTHERN HOME MEDICAL EQUIPMENT, INC.

I have audited the balance sheet of Southern Home Medical Equipment, Inc. as of March 31, 2005, and the related statements of operations, stockholders' equity, and cash flows for the period ended March 31, 2005. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on our audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Southern Home Medical Equipment, Inc. as of March 31, 2005, and the results of its operations and its cash flows for the period ended March 31, 2005 in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company has suffered recurring losses, has negative working capital, and has yet to generate an internal cash flow that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are described in Note 6. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Traci J. Anderson, CPA

Huntersville, North Carolina

April 18, 2005

SOUTHERN HOME MEDICAL EQUIPMENT, INC.
BALANCE SHEET
AS OF MARCH 31, 2005

ASSETS	
CURRENT ASSETS:	
Cash	$ 758
TOTAL CURRENT ASSETS	758
TOTAL ASSETS	$ 758
LIABILITIES AND STOCKHOLDERS' EQUITY	
CURRENT LIABILITIES	
Accounts payable	$18,000
TOTAL CURRENT LIABILITIES	18,000
STOCKHOLDERS' EQUITY	
Preferred stock ($.001 par value, 10,000,000 shares authorized; no shares issued and outstanding)	-
Common stock ($.001 par value, 65,000,000 shares authorized; 10,000,000 shares issued and outstanding)	10,000
Additional paid in capital	-
Retained deficit	(27,242)
TOTAL STOCKHOLDERS' EQUITY	(17,242)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 758

SOUTHERN HOME MEDICAL EQUIPMENT, INC.
STATEMENT OF OPERATIONS
FOR THE PERIOD FROM INCEPTION (JANUARY 13, 2005) THROUGH MARCH 31, 2005

REVENUES:		
Sales	$	802
Total Revenue		802
EXPENSES:		
General and administrative		28,044
Total Expenses		28,044
Loss from operations	$	(27,242)
Provision for income taxes		-
NET LOSS	$	(27,242)

SOUTHERN HOME MEDICAL EQUIPMENT, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE PERIOD FROM INCEPTION (JANUARY 13, 2005) THROUGH MARCH 31, 2005

	Common Shares	Common Stock	Additional Paid-in Capital	Retained Deficit
Balances at inception (January 13, 2005)	-	$ -	$ -	$ -
Issuance of common stock to founders	10,000,000	10,000	-	-
Net (loss) for the period	-	-	-	(27,242)
Balances, March 31, 2005	10,000,000	$ 10,000	$ -	$ (27,242)

SOUTHERN HOME MEDICAL EQUIPMENT, INC.
STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM INCEPTION (JANUARY 13, 2005) THROUGH MARCH 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (27,242)
Adjustments to reconcile net loss to net cash provided by operations:	
Non-cash issuance of common stock at par value to founders	10,000
Increase in operating liabilities:	
Increase in accounts payable	18,000
NET CASH PROVIDED BY OPERATING ACTIVITIES	758
NET INCREASE IN CASH AND CASH EQUIVALENTS	758
CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	439
END OF THE PERIOD	$ 1,197

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity

Southern Home Medical Equipment, Inc. (the "Company") provides medical equipment for in-home patients and nursing homes. The Company was incorporated in the State of Nevada on January 13, 2005.

Basis of Presentation

The financial statements include the accounts of Southern Medical Equipment, Inc. under the accrual basis of accounting.

Management's Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Deferred Taxes

Income taxes are provided in accordance with Statement of Financial Accounting Standards No. 109 (SFAS No. 109), *"Accounting for Income Taxes."* A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting and net operating loss-carry forwards.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that, some portion or all of the deferred tax asset will not be realized. Deferred tax assets and liabilities are adjusted for the effect of changes in tax laws and rates on the date of enactment.

Financial Instruments

The Company's financial instruments are cash and accounts payable. The recorded values of cash and payables approximate their fair values based on their short-term nature.

Cash and Cash Equivalents - For purposes of the Statement of Cash Flows, the Company considers highly liquid investments with an original maturity of three months or less to be cash equivalents.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Comprehensive Income (Loss) - The Company adopted Financial Accounting Standards Board Statement of Financial Accounting Standards No. 130, *"Reporting Comprehensive Income"*, which establishes standards for the reporting and display of comprehensive income and its components in the financial statements. There were no items of comprehensive income (loss) applicable to the Company during the period covered in the financial statements.

Loss Per Share - The Company reports loss per share in accordance with Statement of Financial Accounting Standard (SFAS) No.128. This statement requires dual presentation of basic and diluted earnings (loss) with a reconciliation of the numerator and denominator of the loss per share computations. Basic earnings per share amounts are based on the weighted average shares of common outstanding. If applicable, diluted earnings per share would assume the conversion, exercise or issuance of all potential common stock instruments such as options, warrants and convertible securities, unless the effect is to reduce a loss or increase earnings per share. There were no adjustments required to net loss for the period presented in the computation of diluted earnings per share.

Recent Accounting Pronouncements - In April of 2002, Statement of Financial Accounting Standards ("SFAS") No. 145 was issued which rescinded SFAS Statements No. 4, 44 and 64, amended No. 13 and contained technical corrections. As a result of SFAS No. 145, gains and losses from extinguishments of debt will be classified as extraordinary items only if they meet the criteria in APB Opinion No. 30, that they are unusual and infrequent and not part of an entity's recurring operations. The Company does not expect SFAS No. 145 to have a material effect on its financial condition or cash flows. The Company adopted SFAS 145 on January 1, 2004.

In July 2002, the FASB issued SFAS 146, which addresses significant issues regarding the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including restructuring activities that are currently accounted for pursuant to the guidance that the Emerging Issues Task Force ("EITF") has set forth in EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)". SFAS 146 revises the accounting for certain lease termination costs and employee termination benefits, which are generally recognized in connection with restructuring charges. The provisions of SFAS 146 are effective for exit or disposal activities that are initiated after December 31, 2002. The Company does not expect SFAS 146 to have an impact its financial statements.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent Accounting Pronouncements (Cont.) - In November 2002, the FASB issued Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantee, Including Indirect Guarantees or Indebtedness of Others", which addresses the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. FIN 45 also requires the recognition of a liability by a guarantor at the inception of certain guarantees that are entered into or modified after December 31, 2002.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment to SFAS No. 123" ("SFAS No. 148"), which provides alternative methods of transition for companies voluntarily planning on implementing the fair value recognition provisions of SFAS No. 123. SFAS No. 148 also revises the disclosure provisions of SFAS No. 123 to require more disclosure of the method of accounting for stock-based compensation, and requiring disclosure of pro forma net income and earnings per share as if the fair value recognition provisions of SFAS No. 123 had been applied from the original effective date of SFAS No. 123. The Company adopted the disclosure provisions of SFAS No. 148 for the quarters ending after December 15, 2002.

In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities". FIN No. 46 requires the consolidation of entities that cannot finance their activities without the support of other parties and that lack certain characteristics of a controlling interest, such as the ability to make decisions about the entity's activities via voting rights or similar rights. The entity that consolidates the variable interest entity is the primary beneficiary of the entity's activities. FIN No. 46 applies immediately to variable interest entities created after January 31, 2003, and must be applied in the first period beginning after June 15,2003 for entities in which an enterprise holds a variable interest entity that it acquired before February 1, 2003. The Company plans to adopt this Interpretation in the first quarter of its fiscal year.

In January 2003, the EITF released Issue No. 00-21, ("EITF 00-21"), "Revenue Arrangements with Multiple Deliveries", which addressed certain aspects of the accounting by a vendor for arrangement under which it will perform multiple revenue-generating activities. Specifically, EITF 00-21 addresses whether an arrangement contains more than one unit of accounting and the measurement and allocation to the separate units of accounting in the arrangement. EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of this standard will not have an impact on the Company's financial statements.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent Accounting Pronouncements (Cont.) - In May 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The Company does not believe that there will be any impact on its financial statements.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 establishes standards for how companies classify and measure certain financial instruments with characteristics of both liabilities and equity. It requires companies to classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003. The standard will not impact the Company's financial statements.

NOTE 2 INCOME TAXES

At March 31, 2005 the Company had federal net operating loss carry forwards of approximately $27,242 that expire in the year 2020.

Due to operating losses, there is no provision for current federal income taxes for the period ended March 31, 2005.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for federal and state income tax purposes.

The Company's deferred tax asset at March 31, 2005 consists of net operating loss carry forwards calculated using federal and state effective tax rates equating to approximately $9,300 less a valuation allowance in the amount of approximately $9,300. Because of the Company's lack of earnings history, the deferred tax asset has been fully offset by a valuation allowance. The valuation allowance increased by approximately $9,300 for the period ended March 31, 2005.

The Company's total deferred tax asset as of March 31, 2005 is as follows:

Net operating loss carry forwards	$ 9,300
Valuation allowance	(9,300)
Net deferred tax asset	$ --

NOTE 2 INCOME TAXES (CONT.)

The reconciliation of income taxes computed at the federal and state statutory income tax rate to total income taxes for the period ended March 31, 2005 is as follows:

Income tax computed at the federal statutory rate	34%
Valuation allowance	(34%)
Total deferred tax asset	0%

NOTE 3 CAPITAL STOCK

The Company is authorized to issue 65,000,000 shares of Common Stock at $.001 par value per share and 10,000,000 shares of Preferred Stock at $.001 par value.

The Company issued 10,000,000 shares of Common Stock to its founders at or near inception.

NOTE 4 LOSS PER SHARE

Loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the period. Basic and diluted loss per share was the same for the period ended March 31, 2005.

NOTE 5 SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental disclosures of cash flow information for the period from inception (January 31, 2005) through March 31, 2005 are summarized as follows:

Cash paid during the period for interest and income taxes:

Income Taxes	$ --
Interest	$ --

NOTE 6 GOING CONCERN AND UNCERTAINTY

The Company has suffered recurring losses from operations since inception. In addition, the Company has yet to generate an internal cash flow from its business operations. These factors raise substantial doubt as to the ability of the Company to continue as a going concern.

Management's plans with regard to these matters encompass the following actions: 1) obtain funding from new investors to alleviate the Company's working deficiency, and 2) implement the plan to generate sales. The Company's continued existence is dependent upon its ability to resolve it liquidity problems and increase profitability in its current business operations. However, the outcome of management's plans cannot be ascertained with any degree of certainty. The accompanying financial statements do not include any adjustments that might result from the outcome of these risks and uncertainties.

NOTE 7 RELATED PARTY TRANSACTIONS

The Company has an accounts payable outstanding with the Company's President and majority shareholder in the amount of $15,000 at March 31, 2005.

NOTE 8 SUBSEQUENT EVENTS

Subsequent to year-end, the Company commenced a Regulation A offering process with the Securities and Exchange Commission and Pennsylvania Securities Commission to become a publicly traded company with the intent of trading on the pink sheets.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

47. If the Company's financial statements show losses from operations, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes.

The growth in profitability is simple and straight forward. One, with the appropriate operating capital, we have at least three strategic locations here in the upstate of South Carolina where we can not only open a separate operation, but in two of these locations, we already have the operator picked out and ready to join our company.

48. Describe any trends in the Company's historical operating results. Indicate any changes now occurring in the underlying economics of the industry or the Company's business which, in the opinion of Management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probable extent of the impact, if possible. None

49. If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year: _____%. What is the anticipated gross margin for next year of operations? Approximately __25___%. If this is expected to change, explain. Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained. No significant sales

No specific category represents more than 25% of sales.

50. Foreign sales as a percent of total sales for last fiscal year: __0__%. Domestic government sales as a percent of total domestic sales for last fiscal year: 0____%. Explain the nature of these sales, including any anticipated changes: *No changes are anticipated.*

* * * * * * * * * * *

OFFERING CIRCULAR MODEL B.

Item 1. Cover Page

The cover page of the offering circular shall include the following information:

(a) Name of the issuer;

(b) The mailing address of the issuer's principal executive offices including the zip code and the issuer's telephone number;

(c) Date of the offering circular;

(d) Description and amount of securities offered (Note: this description should include, for example, appropriate disclosure of redemption and conversion features of debt securities);

(e) The statement required by Rule 253;

(f) The table(s) required by Item 2;

(g) The name of the underwriter or underwriters;

(h) Any materials required by the law of any state in which the securities are to be offered;

(i) If applicable, identify material risks in connection with the purchase of the securities; and

(j) Approximate date of commencement of proposed sale to the public.

Instruction:

Where the name of the issuer is the same as the name of another well-known company or indicates a line of business in which the issuer is not engaged or is engaged to only a limited extent, a statement should be furnished to that effect. In some circumstances, however, disclosure may not be sufficient, and a change of name may be the only way to cure its misleading character.

Item 2. Distribution Spread

(a) The information called for by the following table shall be given, in substantially the tabular form indicated, on the outside front cover page of the offering circular as to all securities being offered (estimate, if necessary).

	Price to public	Underwriting discount and commissions	Proceeds to issuer or other persons
Per unit	________	________	________
Total	________	________	________

If the securities are to be offered on a best efforts basis, the cover page should set forth the termination date, if any, of the offering, any minimum required sale and any arrangements to place the funds received in an escrow, trust, or similar arrangement. The following tabular presentation of the total maximum and minimum securities to be offered should be combined with the table required above.

	Price to public	Underwriting discount and commissions	Proceeds to issuer or other persons
Total Minimum	__________	__________	__________
Total Maximum	__________	__________	__________

Instructions

1. The term "commissions" shall include all cash, securities, contracts, or anything else of value, paid, to be set aside, disposed of, or understandings with or for the benefit of any other persons in which any underwriter is interested, made in connection with the sale of such security.

2. Only commissions paid by the issuer in cash are to be indicated in the table. Commissions paid by other persons or any form of non-cash compensation shall be briefly identified in a note to the table with a cross-reference to a more complete description elsewhere in the offering circular.

3. Prior to the commencement of sales pursuant to Regulation A, the issuer shall inform the Commission whether or not the amount of compensation to be allowed or paid to the underwriters, as described in the offering statement, has been cleared with the National Association of Securities Dealers, Inc.

4. If the securities are not to be offered for cash, state the basis upon which the offering is to be made.

5. If it is impracticable to state the price to the public, the method by which it is to be determined shall be explained.

(b) Any finder's fees or similar payments shall be disclosed on the cover page with a reference to a more complete discussion in the offering circular. Such disclosure should identify the finder, the nature of the services rendered and the nature of any relationship between the finder and the issuer, its officers, directors, promoters, principal stockholders and underwriters (including any affiliates thereof).

(c) The amount of the expenses of the offering borne by the issuer, including underwriting expenses to be borne by the issuer, should be disclosed in a footnote to the table.

Item 3. Summary Information, Risk Factors and Dilution

(a) Where appropriate to a clear understanding by investors, there should be set forth in the forepart of the offering circular, under an appropriate caption, a carefully organized series of short, concise paragraphs, summarizing the principal factors which make the offering one of high risk or speculative. Note: These factors may be due to such matters as an absence of an operating history of the issuer, an absence of profitable operations in recent periods, an erratic financial history, the financial position of the issuer, the nature of the business in which the issuer is engaged or proposes to engage, conflicts of interest with management, reliance on the efforts of single individual, or the method of determining the market price where no market currently exists. Issuers should avoid generalized statements and include only those factors which are unique to the issuer.

(b) Where there is a material disparity between the public offering price and the effective cash cost to officers, directors, promoters and affiliated persons for shares acquired by them in a transaction during the past three years, or which they have a right to acquire, there should be included a comparison of the public contribution under the proposed public offering and the effective cash contribution of such persons. In such cases, and in other instances where the extent of the dilution makes it appropriate, the following shall be given: (1) the net tangible book value per share before and after the distribution; (2) the amount of the increase in such net tangible book value per share attributable to the cash payment made by purchasers of the shares being offered; and (3) the amount of the immediate dilution from the public offering price which will be absorbed by such purchasers.

Item 4. Plan of Distribution

(a) If the securities are to be offered through underwriters, give the names of the principal underwriters, and state the respective amounts underwritten. Identify each such underwriter having a material relationship to the issuer and state the nature of the relationship. State briefly the nature of the underwriters' obligation to take the securities.

(b) State briefly the discounts and commissions to be allowed or paid to dealers, including all cash, securities, contracts or other consideration to be received by any dealer in connection with the sale of the securities.

(c) Outline briefly the plan of distribution of any securities being issued which are to be offered through the selling efforts of brokers or dealers or otherwise than through underwriters.

(d) If any of the securities are to be offered for the account of security holders, indicate on the cover page the total amount to be offered for their account and include a cross-reference to a fuller discussion elsewhere in the offering circular. Such discussion should identify each selling security holder, state the amount owned by him, the amount offered for his account and the amount to be owned after the offering.

(e) (1) Describe any arrangements for the return of funds to subscribers if all of the securities to be offered are not sold; if there are no such arrangements, so state.

(2) If there will be a material delay in the payment of the proceeds of the offering by the underwriter to the issuer, the salient provisions in this regard and the effects on the issuer should be stated.

Instruction:

Attention is directed to the provisions of Rules 10b-9 [17 CFR 240.10b-9] and 15c2-4 [17 CFR 240.15c2-4] under the Securities Exchange Act of 1934. These rules outline, among other things, antifraud provisions concerning the return of funds to subscribers and the transmission of proceeds of an offering to a seller.

Item 5. Use of Proceeds to Issuer

State the principal purposes for which the net proceeds to the issuer from the securities to be offered are intended to be used, and the approximate amount intended to be used for each such purpose.

Instructions:

1. If any substantial portion of the proceeds has not been allocated for particular purposes, a statement to that effect shall be made together with a statement of the amount of proceeds not so allocated and how the registrant expects to employ such funds not so allocated.

2. Include a statement as to the use of the actual proceeds if they are not sufficient to accomplish the purpose set forth and the order of priority in which they will be applied. However, such statement need not be made if the underwriting arrangements are such that, if any securities are sold to the public, it can be reasonably expected that the actual proceeds of the issue will not be substantially less than the estimated aggregate proceeds to the issuer as shown under Item 2.

3. If any material amounts of other funds are to be used in conjunction with the proceeds, state the amounts and sources of such other funds.

4. If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness. If the indebtedness to be discharged was incurred within one year, describe the use of the proceeds of such indebtedness.

5. If any material amount of the proceeds is to be used to acquire assets, otherwise than in the ordinary course of business, briefly describe and state the cost of the assets. If the assets are to be acquired from affiliates of the issuer or their associates, give the names of the persons from whom they are to be acquired and set forth the principle followed in determining the cost to the issuer.

6. The issuer may reserve the right to change the use of proceeds provided that such reservation is due to certain contingencies which are adequately disclosed.

Item 6. Description of Business

(a) Narrative description of business.

(1) Describe the business done and intended to be done by the issuer and its subsidiaries and the general development of the business during the past five years or such shorter period as the issuer may have been in

business. Such description should include, but not be limited to, a discussion of the following factors if such factors are material to an understanding of the issuer's business:

(i) The principal products produced and services rendered and the principal market for and method of distribution of such products and services.

(ii) The status of a product or service if the issuer has made public information about a new product or service which would require the investment of a material amount of the assets of the issuer or is otherwise material.

(iii) The estimated amount spent during each of the last two fiscal years on company- sponsored research and development activities determined in accordance with generally accepted accounting principles. In addition, state the estimated dollar amount spent during each of such years on material customer-sponsored research activities relating to the development of new products, services or techniques or the improvement of existing products, services or techniques.

(iv) The number of persons employed by the issuer, indicating the number employed full time.

(v) The material effects that compliance with Federal, State and local provisions which have been enacted or adopted regulating the discharge of materials into the environment, may have upon the capital expenditures, earnings and competitive position of the issuer and its subsidiaries. The issuer shall disclose any material estimated capital expenditures for environmental control facilities for the remainder of its current fiscal year and for such further periods as the issuer may deem material.

(2) The issuer should also describe those distinctive or special characteristics of the issuer's operation or industry which may have a material impact upon the issuer's future financial performance. Examples of factors which might be discussed include dependence on one or a few major customers or suppliers (including suppliers of raw materials or financing), existing or probable governmental regulation, material terms of and/or expiration of material labor contracts or patents, trademarks, licenses, franchises, concessions or royalty agreements, unusual competitive conditions in the industry, cyclicality of the industry and anticipated raw material or energy shortages to the extent management may not be able to secure a continuing source of supply.

(3) The following requirement in subparagraph (i) applies only to issuers (including predecessors) which have not received revenue from operations during each of the three fiscal years immediately prior to the filing of the offering statement.

(i) Describe, if formulated, the issuer's plan of operation for the twelve months following the commencement of the proposed offering. If such information is not available, the reasons for its unavailability shall be stated. Disclosure relating to any plan should include, among other things, a statement indicating whether, in the issuer's opinion, the proceeds from the offering will satisfy its cash requirements and whether, in the next six months, it will be necessary to raise additional funds.

(ii) Any engineering, management or similar reports which have been prepared or provided for external use by the issuer or by a principal underwriter in connection with the proposed offering should be furnished to the Commission at the time of filing the offering statement or as soon as practicable thereafter. There should also be furnished at the same time a statement as to the actual or proposed use and distribution of such report or memorandum. Such statement should identify each class of persons who have received or will receive the report or memorandum, and state the number of copies distributed to each such class. If no such report memorandum has been prepared, the Commission should be so informed in writing at the time the report or memorandum would otherwise have been submitted.

(b) Segment Data. If the issuer is required to include segment information in its financial statements, an appropriate cross-reference shall be included in the description of business.

Item 7. Description of Property

State briefly the location and general character of the principal plants, and other materially important physical properties of the issuer and its subsidiaries. If any such property is not held in fee or is held subject to any major encumbrance, so state and briefly describe how held.

Instruction:

What is required is information essential to an investor's appraisal of the securities being offered. Such information should be furnished as will reasonably inform investors as to the suitability, adequacy, productive capacity and extent of utilization of the facilities used in the enterprise. Detailed descriptions of the physical characteristics of individual properties or legal descriptions by metes and bounds are not required and should not be given.

Item 8. Directors, Executive Officers and Significant Employees

(a) List the names and ages of each of the following persons stating his term of office and any periods during which he has served as such and briefly describe any arrangement or understanding between him and any other person(s) (naming such person(s)) pursuant to which he was or is to be selected to his office or position:

(1) directors;

(2) persons nominated to chosen to become directors;

(3) executive officers;

(4) persons chosen to become executive officers;

(5) significant employees.

Instructions:

1. No nominee or person chosen to become a director or person chosen to be an executive officer who has not consented to act as such should be named in response to this item.

2. The term "executive officer" means the president, secretary, treasurer, any vice-president in charge of a principal business function (such as sales, administration, or finance) and any other person who performs similar policy making functions for the issuer.

3. The term "significant employee" means persons such as production managers, sales managers, or research scientists, who are not executive officers, but who make or are expected to make significant contributions to the business of the issuer.

(b) Family relationships. State the nature of any family relationship between any director, executive officer, person nominated or chosen by the issuer to become a director or executive officer or any significant employee.

Instruction:

The term "family relationship" means any relationship by blood, marriage, or adoption, not more remote than first cousin.

(c) Business experience. Give a brief account of the business experience during the past five years of each director, person nominated or chosen to become a director or executive officer, and each significant employee, including his principal occupations and employment during that period and the name and principal business of any corporation or other organization in which such occupations and employment were carried on. When an executive officer or significant employee has been employed by the issuer for less than five years, a brief explanation should be included as to the nature of the responsibilities undertaken by the individual in prior positions to provide adequate disclosure of this prior business experience. What is required is information relating to the level of his professional competence which may include, depending upon the circumstances, such specific information as the size of the operation supervised.

(d) Involvement in certain legal proceedings. Describe any of the following events which occurred during the past five years and which are material to an evaluation of the ability or integrity of any director, person nominated to become a director or executive officer of the issuer.

(1) A petition under the Bankruptcy Act or any State insolvency law was filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of such person, or any partnership in which he was general partner at or within 2 years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing;

(2) Such person was convicted in a criminal proceeding (excluding traffic violations and other minor offenses).

Item 9. Remuneration of Directors and Officers

(a) Furnish, in substantially the tabular form indicated, the aggregate annual remuneration of each of the three highest paid persons who are officers or directors as a group during the issuer's last fiscal year. State the number of persons in the group referred to above without naming them.

Name of individual or identity of group	Capacities in remuneration was received	Aggregate remuneration

Instructions:

1. In case of remuneration paid or to be paid otherwise than in cash, if it is impracticable to determine the cash value thereof, state in a note to the table the nature and amount thereof.

2. This item is to be answered on an accrual basis if practicable; if not so answered, state the basis used.

(b) Briefly describe all remuneration payments proposed to be made in the future pursuant to any ongoing plan or arrangement to the individuals and group specified in Item 9(a). The description should include a summary of how each plan operates, any performance formula or measure in effect (or the criteria used to determine payment amounts), the time periods over which the measurements of benefits will be determined, payment schedules, and any recent material amendments to the plan. Information need not be furnished with respect to any group life, health, hospitalization, or medical reimbursement plans which do not discriminate in scope, terms or operation in favor of officers or directors of the registrant and which are available generally to all salaried employees.

Item 10. Security Ownership of Management and Certain Securityholders

(a) Voting securities and principal holders thereof. Furnish the following information, in substantially the tabular form indicated, with respect to voting securities held of record by:

(1) each of the three highest paid persons who are officers and directors of the issuer; Note - In the event none of the issuer's officers or directors have received a salary in the past twelve months, this item should be responded to for every officer and director;

(2) all officers and directors as a group;

(3) each shareholder who owns more than 10% of any class of the issuer's securities, including those shares subject to outstanding options.

(1) Title of Class	(2) Name and address of owner	(3) Amount owned before the offering	(4) Amount owned after the offering	(5) Percent of Class

Instruction:

Column (4) need not be responded to if the information would be the same as that appearing under column (3).

(b) If, to the knowledge of the issuer, any other person holds or shares the power to vote or direct the voting of securities described pursuant to subsection (a) above, appropriate disclosure should be made. In addition, if any person other than those named pursuant to subsection (a) holds or shares the power to vote 10% or more of the issuer's voting securities, the information required by the table should be provided with respect to such person.

(c) Non-voting securities and principal holders thereof. Furnish the same information as required in subsection (a) above with respect to securities that are not entitled to vote.

(d) Options, warrants, and rights. Furnish the information required by the table as to options, warrants or rights to purchase securities from the issuer or any of its subsidiaries held by each of the individuals and referred to in subsection (a) above:

Name of holder	Title and amount securities called for by options, warrants or rights	Exercise price	Date of Exercise

Instruction:

Where the total market value of securities called for by all outstanding options, warrants or rights does not exceed $10,000 for any officer, director, or principal shareholder named in answer to this item, or $50,000 for all officers and directors as a group, this item need not be answered with respect to options, warrants or rights held by such person or group. If the issuer cannot ascertain the market value of its securities, the offering price may be used for purposes of this subsection. If, as is the case with offerings of debt securities, the offering price cannot be determined at the time of filing the offering statement, the issuer may utilize any reasonable method of valuation.

(e) List all parents of the issuer, showing the basis of control and as to each parent the percentage of voting securities owned or other basis of control by its immediate parent, if any.

Item 11. Interest of Management and Others in Certain Transactions

Describe briefly any transactions during the previous two years or any presently proposed transactions, to which the issuer or any of its subsidiaries was or is to be a party, in which any of the following persons had or is to have a direct or indirect material interest, naming such person and stating his relationship to the issuer, the nature of his interest in the transaction and, where practicable, the amount of such interest:

(1) Any director or officer of the issuer;

(2) Any nominee for election as a director;

(3) Any principal securityholder named in answer to Item 10(a);

(4) If the issuer was incorporated or organized within the past three years, any promoter of the issuer;

(5) Any relative or spouse of any of the foregoing persons, or any relative of such spouse, who has the same house as such person or who is a director or officer of any parent or subsidiary of the issuer.

Instructions:

1. No information need be given in answer to this item as to any transaction where:

   (a) The rates of charges involved in the transaction are determined by competitive bids, or the transaction involves the rendering of services as a common or contract carrier fixed in conformity with law or governmental authority;

   (b) The transaction involves services as a bank depositary of funds, transfer agent, registrar, trustee under a trust indenture, or similar services;

   (c) The amount involved in the transaction or a series of similar transactions, including all periodic installments in the case of any lease or other agreement providing for periodic payments or installments does not exceed $50,000; or

   (d) The interest of the specified person arises solely from the ownership of securities of the issuer and the specified person receives no extra or special benefit not shared on a pro-rata basis by all of the holders of securities of the class.

2. It should be noted that this Item calls for disclosure of indirect as well as direct material interests in transactions. A person who has a position or relationship with a firm, corporation, or other entity which engages in a transaction with the issuer or its subsidiaries may have an indirect interest in such transaction by reason of such position or relationship. However, a person shall be deemed not to have a material indirect interest in a transaction within the meaning of this Item where:

(a) the interest arises only (i) from such person's position as a director of another corporation or organization (other than a partnership) which is a party to the transaction, or (ii) from the direct or indirect ownership by such person and all other persons specified in subparagraphs (1) through (5) above, in the aggregate, of less than a 10 percent equity interest in another person (other than a partnership) which is a party to the transaction, or (iii) from both such position and ownership;

(b) the interest arises only from such person's position as a limited partner in a partnership in which he and all other persons specified in (1) through (5) above had an interest of less than 10 percent; or

(c) the interest of such person arises solely from the holding of an equity interest (including a limited partnership interest but excluding a general partnership interest) or a creditor interest in another person which is a party to the transaction with the issuer or any of its subsidiaries and the transaction is not material to such other person.

3. Include the name of each person whose interest in any transaction is described and the nature of the relationships by reason of which such interest is required to be described. The amount of the interest of any specified person shall be computed without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, the approximate amount involved in the transaction shall be disclosed.

4. Information should be included as to any material underwriting discounts and commissions upon the sale of securities by the issuer where any of the specified persons was or is to be a principal underwriter or is a controlling person, or member, of a firm which was or is to be a principal underwriter. Information need not be given concerning ordinary management fees paid by underwriters to a managing underwriter pursuant to an agreement among underwriters the parties to which do not include the issuer or its subsidiaries.

5. As to any transaction involving the purchase or sale of assets by or to any issuer or any subsidiary, otherwise than in the ordinary course of business, state the cost of the assets to the purchaser and, if acquired by the seller within two years prior to the transaction, the cost thereof to the seller.

6. Information shall be furnished in answer to this Item with respect to transactions not excluded above which involve remuneration from the issuer or its subsidiaries, directly or indirectly, to any of the specified persons for services in any capacity unless the interest of such persons arises solely from the ownership individually and in the aggregate of less than 10 percent of any class of equity securities of another corporation furnishing the services to the issuer or its subsidiaries.

Item 12. Securities Being Offered

(a) If capital stock is being offered, state the title of the class and furnish the following information:

(1) Outline briefly: (i) dividend rights; (ii) voting rights; (iii) liquidation rights; (iv) preemptive rights; (v) conversion rights; (vi) redemption provisions; (vii) sinking fund provisions; and (viii) liability to further calls or to assessment by the issuer.

(2) Briefly describe potential liabilities imposed on shareholders under state statutes or foreign law, e.g., to laborers, servants or employees of the registrant, unless such disclosure would be immaterial because the financial resources of the registrant are such as to make it unlikely that the liability will ever be imposed.

(b) If debt securities are being offered, outline briefly the following:

(1) Provisions with respect to interest, conversion, maturity, redemption, amortization, sinking fund or retirement.

(2) Provisions with respect to the kind and priority of any lien securing the issue, together with a brief identification of the principal properties subject to such lien.

(3) Provisions restricting the declaration of dividends or requiring the maintenance of any ratio of assets, the creation or maintenance of reserves or the maintenance of properties.

(4) Provisions permitting or restricting the issuance of additional securities, the withdrawal of cash deposited against such issuance, the incurring of additional debt, the release or substitution of assets securing the issue, the modification of the terms of the security, and similar provisions.

Instruction:

In the case of secured debt there should be stated (i) the approximate amount of unbonded property available for use against the issuance of bonds, as of the most recent practicable date, and (ii) whether the securities being issued are to be issued against such property, against the deposit of cash, or otherwise.

(c) If securities described are to be offered pursuant to warrants, rights, or convertible securities, state briefly:

(1) the amount of securities called for by such warrants, convertible securities or rights;

(2) the period during which and the price at which the warrants, convertible securities or rights are exercisable;

(3) the amounts of warrants, convertible securities or rights outstanding; and

(4) any other material terms of such securities.

(d) In the case of any other kind of securities, appropriate information of a comparable character.

Part F/S

The following financial statements of the issuer, or the issuer and its predecessors or any businesses to which the issuer is a successor shall be filed as part of the offering statement and included in the offering circular which is distributed to investors.

Such financial statements shall be prepared in accordance with generally accepted accounting principles (GAAP) in the United States. If the issuer is a Canadian company, a reconciliation to GAAP in the United States shall be filed as part of the financial statements.

Issuers which have audited financial statements because they prepare them for other purposes, shall provide them.

The Commission's Regulation S-X, 17 CFR 210.1 et seq. relating to the form, content of and requirements for financial statements shall not apply to the financial statements required by this part, except that if audited financial statements are filed, the qualifications and reports of an independent auditor shall comply with the requirements of Article 2 of Regulation S-X.

Issuers which are limited partnerships are required to also file the balance sheets of general partners: (1) if such general partner is a corporation, the balance sheet shall be as of the end of its most recently completed fiscal year; receivables from a parent or affiliate of such general partner (including notes receivable, but excluding trade receivables) should be deductions from shareholders equity of the general partner; where a parent or affiliate has committed to increase or maintain the general partner's capital, there shall also be filed the balance sheet of such parent or affiliate as of the end of its most recently completed fiscal year; (2) if such general partner is a partnership, its balance sheet as of the end of its most recently completed fiscal year; (3) if such general partner is a natural person, the net worth of such general partner(s) based on the estimated fair market value of their assets and liabilities, singly or in the aggregate shall be disclosed in the offering circular, and balance sheets of each of the individual general partners supporting such net worth shall be provided as supplemental information.

(1) **Balance Sheet** — as of a date within 90 days prior to filing the offering statement or such longer time, not exceeding 6 months, as the Commission may permit at the written request of the issuer upon a showing of good cause; for filings made after 90 days subsequent to the issuer's most recent fiscal year, the balance sheet shall be dated as of the end of the most recent fiscal year.

(2) **Statements of income, cash flows, and other stockholders equity** — for each of the 2 fiscal years preceding the date of the most recent balance sheet being filed, and for any interim period between the end of the most recent of such fiscal years and the date of the most recent balance sheet being filed, or for the period of the issuer's existence if less than the period above.

Income statements shall be accompanied by a statement that in the opinion of management all adjustments necessary for a fair statement of results for the interim period have been included. If all such adjustments are of a normal recurring nature, a statement to that effect shall be made. If otherwise, there shall be furnished as supplemental information and not as part of the offering statement, a letter describing in detail the nature and amount of any adjustments other than normal recurring adjustments entering into the determination of results shown.

(3) **Financial Statements of Businesses Acquired or to be Acquired.**

(a) Financial statements for the periods specified in (c) below should be furnished if any of the following conditions exist:

(i) Consummation of a significant business combination accounted for as a purchase has occurred or is probable (for purposes of this rule, the term "purchase" encompasses the purchase of an interest in a business accounted for by the equity method); or

(ii) Consummation of a significant business combination to be accounted for as a pooling is probable.

(b) A business combination shall be considered significant if a comparison of the most recent annual financial statements of the business acquired or to be acquired and the registrant's most recent annual consolidated financial statements filed at or prior to the date of acquisition indicates that the business would be a significant subsidiary pursuant to the conditions specified in Rule 405 of Regulation C, 17 CFR 230.405.

(c) (i) The financial statements shall be furnished for the periods up to the date of acquisition, for those periods for which the registrant is required to furnish financial statements.

(ii) These financial statements need not be audited.

(iii) The separate balance sheet of the acquired business is not required when the registrant's most recent balance sheet filed is for a date after the acquisition was consummated.

(iv) If none of the conditions in the definitions of significant subsidiary in Rule 405 exceeds 40%, income statements of the acquired business for only the most recent fiscal year and interim period need be filed, unless such statements are readily available.

(d) If consummation of more than one transaction has occurred or is probable, the tests of significance shall be made using the aggregate impact of the businesses and the required financial statements may be presented on a combined basis, if appropriate.

(e) This paragraph (3) shall not apply to a business which is totally held by the registrant prior to consummation of the transaction.

(4) Pro Forma Financial Information.

(a) Pro forma information shall be furnished if any of the following conditions exist (for purposes of this rule, the term "purchase" encompasses the purchase of an interest in a business accounted for by the equity method);

(i) During the most recent fiscal year or subsequent interim period for which a balance sheet of the registrant is required, a significant business combination accounted for as a purchase has occurred;

(ii) After the date of the registrant's most recent balance sheet, consummation of a significant business combination to be accounted for by either the purchase method or pooling of interests method of accounting has occurred or is probable.

(b) The provisions of paragraph (3)(b), (d) and (e) apply to this paragraph (4).

(c) Pro forma statements shall ordinarily be in columnar form showing condensed historical statements, pro forma adjustments, and the pro forma results and should include the following:

(i) If the transaction was consummated during the most recent fiscal year or in the subsequent interim period, pro forma statements of income reflecting the combined operations of the entities for the latest fiscal year and interim period, if any, or

(ii) If consummation of the transaction has occurred or is probable after the date of the most recent balance sheet, a pro forma balance sheet giving effect to the combination as of the date of the most recent balance sheet required by paragraph (b). For a purchase, pro forma statements of income reflecting the combined operations of the entities for the latest fiscal year and interim period, if any, and for a pooling of interests, pro forma statements of income for all periods for which income statements of the registrant are required.

PART III — EXHIBITS

Item 1. Index to Exhibits

(a) An index to the exhibits filed should be presented immediately following the cover page to Part III.

(b) Each exhibit should be listed in the exhibit index according to the number assigned to it under Item 2 below.

(c) The index to exhibits should identify the location of the exhibit under the sequential page numbering system for this Form 1-A.

(d) Where exhibits are incorporated by reference, the reference shall be made in the index of exhibits.

Instructions:

1. Any document or part thereof filed with the Commission pursuant to any Act administered by the Commission may, subject to the limitations of Rule 24 of the Commission's Rules of Practice, be incorporated by reference as an exhibit to any offering statement.

2. If any modification has occurred in the text of any document incorporated by reference since the filing thereof, the issuer shall file with the reference a statement containing the text of such modification and the date thereof.

3. Procedurally, the techniques specified in Rule 411(d) of Regulation C shall be followed.

Item 2. Description of Exhibits

As appropriate, the following documents should be filed as exhibits to the offering statement.

(1) *Underwriting Agreement*—Each underwriting contract or agreement with a principal underwriter or letter pursuant to which the securities are to be distributed; where the terms have yet to be finalized, proposed formats may be provided.

(2) *Charter and by-laws* — The charter and by-laws of the issuer or instruments corresponding thereto as presently in effect and any amendments thereto.

(3) *Instruments defining the rights of security holders* —

(a) All instruments defining the rights of any holder of the issuer's securities, including but not limited to (i) holders of equity or debt securities being issued; (ii) holders of long-term debt of the issuer, and of all subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.

(b) The following instruments need not be filed if the issuer agrees to provide them to the Commission upon request: (i) instruments defining the rights of holders of long-term debt of the issuer and all of its subsidiaries for which consolidated financial statements are required to be filed if such debt is not being issued pursuant to this Regulation A offering and the total amount of such authorized issuance does not exceed 5% of the total assets of the issuer and its subsidiaries on a consolidated basis; (ii) any instrument with respect to a class of securities which is to be retired or redeemed prior to the issuance or upon delivery of the securities being issued pursuant to this Regulation A offering and appropriate steps have been taken to assure such retirement or redemption; and (iii) copies of instruments evidencing scrip certificates or fractions of shares.

(4) *Subscription agreement* — The form of any subscription agreement to be used in connection with the purchase of securities in this offering.

(5) *Voting trust agreement* — Any voting trust agreements and amendments thereto.

(6) *Material contracts*

(a) Every contract not made in the ordinary course of business which is material to the issuer and is to be performed in whole or in part at or after the filing of the offering statement or was entered into not more than 2 years before such filing. Only contracts need be filed as to which the issuer or subsidiary of the issuer is a party or has succeeded to a party by assumption or assignment or in which the issuer or such subsidiary has a beneficial interest.

(b) If the contract is such as ordinarily accompanies the kind of business conducted by the issuer and its subsidiaries, it is made in the ordinary course of business and need not be filed unless it falls within one or more of the following categories, in which case it should be filed except where immaterial in amount or significance: (i) any contract to which directors, officers, promoters, voting trustees, security holders named in the offering statement, or underwriters are parties except where the contract merely involves the purchase or sale of current assets having a determinable market price, at such market price; (ii) any contract upon which the issuer's business is substantially dependent, as in the case of continuing contracts to sell the major part of the issuer's products or services or to purchase the major part of the issuer's requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which the issuer's business depends to a material extent; (iii) any contract calling for the acquisition or sale of any property, plant or equipment for a consideration exceeding 15% of such fixed assets of the issuer on a consolidated basis; or (iv) any material lease under which a part of the property described in the offering statement is held by the issuer.

(c) Any management contract or any compensatory plan, contract or arrangement including but not limited to plans relating to options, warrants or rights, pension, retirement or deferred compensation or bonus, incentive or profit sharing (or if not set forth in any formal document, a written description thereof) shall be deemed material and shall be filed except for the following: (i) ordinary purchase and sales agency agreements; (ii) agreements with managers of stores in a chain organization or similar organization; (iii) contracts providing for labor or salesmen's bonuses or payments to a class of security holders, as such; (iv) any compensatory plan, contract or arrangement which pursuant to its terms is available to employees generally and which in operation provides for the same method of allocation of benefits between management and non-management participants.

(7) *Material foreign patents* — Each material foreign patent for an invention not covered by a United States patent. If a substantial part of the securities to be offered or if the proceeds therefrom have been or are to be used for the particular purposes of acquiring, developing or exploiting one or more material foreign patents or patent rights, furnish a list showing the number and a brief identification of each such patent or patent right.

(8) *Plan of acquisition, reorganization, arrangement, liquidation, or succession* — Any material plan of acquisition, disposition, reorganization, readjustment, succession, liquidation or arrangement and any amendments thereto described in the offering statement. Schedules (or similar attachments) to these exhibits shall not be filed unless such schedules contain information which is material to an investment decision and which is not otherwise disclosed in the agreement or the offering statement. The plan filed shall contain a list briefly identifying the contents of all omitted schedules, together with an agreement to furnish supplementally a copy of any omitted schedule to the Commission upon request.

(9) *Escrow agreements* — Any escrow agreement or similar arrangement which has been executed in connection with the Regulation A offering.

(10) *Consents* —

(a) Experts: The written consent of (i) any accountant, engineer, geologist, appraiser or any person whose profession gives authority to a statement made by them and who is named in the offering statement as having prepared or certified any part of the document or is named as having prepared or certified a report or evaluation whether or not for use in connection with the offering statement; (ii) the expert that authored any portion of a report quoted or summarized as such in the offering statement, expressly stating their consent to the use of such quotation or summary; (iii) any persons who are referenced as having reviewed or passed upon any information in the offering statement, and that such information is being included on the basis of their authority or in reliance upon their status as experts.

(b) Underwriters: A written consent and certification in the form which follows signed by each underwriter of the securities proposed to be offered. All underwriters may, with appropriate modifications, sign the same consent and certification or separate consents and certifications may be signed by any underwriter or group of underwriters.

Consent and Certification by Underwriter

1. The undersigned hereby consents to being named as underwriter in an offering statement filed with the Securities and Exchange Commission by [insert name of issuer] pursuant to Regulation A in connection with a proposed offering of [insert title of securities] to the public.

2. The undersigned hereby certifies that it furnished the statements and information set forth in the offering statement with respect to the undersigned, its directors and officers or partners, that such statements and information are accurate, complete and fully responsive to the requirements of Parts I, II and III of the Offering Statement thereto, and do not omit any information required to be stated therein with respect of any such persons, or necessary to make the statements and information therein with respect to any of them not misleading.

3. If Preliminary Offering Circulars are distributed, the undersigned hereby undertakes to keep an accurate and complete record of the name and address of each person furnished a Preliminary Offering Circular and, if such Preliminary Offering Circular is inaccurate or inadequate in any material respect, to furnish a revised Preliminary Offering Circular or a Final Offering Circular to all persons to whom the securities are to be sold at least 48 hours prior to the mailing of any confirmation of sale to such persons, or to send such a circular to such persons under circumstances that it would normally be received by them 48 hours prior to their receipt of confirmation of the sale.

____
(Underwriter)

By ______________________________

Date __/__/__

(d) All written consents shall be dated and manually signed.

(11) *Opinion re legality* — An opinion of counsel as to the legality of the securities covered by the Offering Statement, indicating whether they will when sold, be legally issued, fully paid and non-assessable, and if debt securities, whether they will be binding obligations of the issuer.

(12) *Sales Material* — Any material required to be filed by virtue of Rule 256.

(13) *"Test the Water" Material* — Any written document or broadcast script used under the authorization of Rule 254.

(14) *Appointment of Agent for Service of Process* — A Canadian issuer shall provide Form F-X.

(15) *Additional exhibits* — Any additional exhibits which the issuer may wish to file, which shall be so marked as to indicate clearly the subject matters to which they refer.

Exhibits Index

Exhibit Number	Exhibit Description
3.1	Articles of Incorporation (Charter)
3.3	Bylaws
4	Form of Stock Certificate
5	Legal Opinion
10.2	Consultant Agreement with A to Z Consulting, Inc
23.1	Consent of Bruce Pritchett L.C.
23.2	Consent of Traci J. Anderson, CPA
24	Southern Home Medical Equipment, Inc Pricing List

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cornelius, State of North Carolina, on September 13, 2005.

(Issuer) Southern Home Medical Equipment, Inc.

By (Signature and Title) [signature], DIRECTOR & CEO

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

(Signature) [signature]
(Name): Greg Tucker
(Title) Chief Executive Officer
(Date) SEPT 13, 2005

(Signature) [signature]
(Name): Greg Tucker
(Title) Chief Financial Officer
(Date) Sept. 13, 2005

(Signature) Alan B. Richey
AR (Name): ALAN RICHEY
(Title) Director
(Date) Sept. 13, 2005

(Signature) [signature]
BR (Name): BERNIE ROSS
(Title) Director
(Date) Sept. 13, 2005

Instructions:

1. The offering statement shall be signed by the issuer, its Chief Executive Officer, Chief Financial Officer, a majority of the members of its board of directors or other governing instrumentality, and each person, other than the issuer, for whose account any of the securities are to be offered. If a signature is by a person on behalf of any other person, evidence of authority to sign shall be filed with the offering statement, except where an executive officer signs on behalf of the issuer. If the issuer is Canadian, its authorized representative in the United States also shall sign. Where the issuer is a limited partnership, the offering statement shall also be signed by a majority of the board of directors of any corporate general partner.

2. The name of each person signing the offering statement shall be typed or printed beneath the signature.


SECRETARY OF STATE
STATE OF NEVADA

CORPORATE CHARTER

I, DEAN HELLER, the duly elected and qualified Nevada Secretary of State, do hereby certify that **SOUTHERN HOME MEDICAL EQUIPMENT, INC.** did on **January 13, 2005** file in this office the original Articles of Incorporation; that said Articles are now on file and of record in the office of the Secretary of State of the State of Nevada, and further, that said Articles contain all the provisions required by the law of said State of Nevada.


THE GREAT SEAL OF THE STATE OF
ALL FOR OUR COUNTRY
NEVADA

IN WITNESS WHEREOF, I have hereunto set my hand and affixed the Great Seal of State, at my office, in Carson City, Nevada, on **January 14, 2005.**

DEAN HELLER
Secretary of State

By

Certification Clerk



DEAN HELLER
Secretary of State
206 North Carson Street
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

FILED # C 713-05

JAN 13 2005

IN THE OFFICE OF
DEAN HELLER, SECRETARY OF STATE

Articles of Incorporation

(PURSUANT TO NRS 78)

Important. Read attached instructions before completing form.

ABOVE SPACE IS FOR OFFICE USE ONLY

1. **Name of Corporation:**	Southern Home Medical Equipment, Inc.
2. **Resident Agent Name and Street Address:** (must be a Nevada address where process may be served)	Name: Silver Shield Services, Inc. Street Address: 933 Woodside Drive, Suite 202; City: Carson City; State: NEVADA; Zip Code: 89701 Optional Mailing Address: ; City: ; State: ; Zip Code:
3. **Shares:** (number of shares corporation authorized to issue)	Number of shares with par value: 75,000,000; Par value: $ 0.001; Number of shares without par value:
4. **Names & Addresses, of Board of Directors/Trustees:** (attach additional page there is more than 3 directors/trustees)	1. Name: Greg Tucker Street Address: 102 Metro Dr.; City: Spartanburg; State: SC; Zip Code: 29303 2. Name: Street Address: ; City: ; State: ; Zip Code: 3. Name: Street Address: ; City: ; State: ; Zip Code:
5. **Purpose:** (optional-see instructions)	The purpose of this Corporation shall be: To provide medical equipment for in-home patients and nursing homes.
6. **Names, Address and Signature of Incorporator.** (attach additional page there is more than 1 incorporator)	Name: Rosa Sprinkle, Your Incorporation.com, Inc.; Signature: [signature] Address: 6201 Fairview Rd Ste 200; City: Charlotte; State: NC; Zip Code: 28210
7. **Certificate of Acceptance of Appointment of Resident Agent:**	I hereby accept appointment as Resident Agent for the above named corporation. [signature] Authorized Signature of R. A. or On Behalf of R. A. Company; Date: 1/13/05

This form must be accompanied by appropriate fees. See attached fee schedule.

Additional Provisions of the Articles of Incorporation of Southern Home Medical Equipment, Inc.

PURPOSE

The purpose or purposes of the Corporation are:

(1) To conduct any lawful business, to exercise any lawful purpose and power, and to engage in any lawful act or activity for which corporations may be organized under the General Corporation Laws of Nevada; and

(2) In general, to possess and exercise all the powers and privileges granted by the General Corporation Law of Nevada or any other law of Nevada or by this Certificate of Incorporation together with any power incidental thereto, so far as such powers and privileges are necessary or convenient to the conduct, promotion or attainment of the business or purposes of the Corporation.

CAPITAL STOCK

The maximum number of shares of capital stock which this Corporation shall have authority to issue is Sixty Five Million (65,000,000) shares of Common Stock, $.001 par value, and Ten Million (10,000,000) shares of Preferred Stock at $.001 par value. The preferences, qualifications, limitations, restrictions and the special or relative rights in respect of the shares of each class are as follows:

Preferred Stock. The Preferred Stock may be issued from time to time in one or more series. All shares of Preferred Stock shall be of equal rank and shall be identical, except in respect of the matters that may be fixed and determined by the Board of Directors as hereinafter provided, and each share of each series shall be identical with all other shares of such series, except as to the date from which dividends are cumulative. The preferred stock shall have voting rights over the voting rights of common stock as established by the Board of Directors. The Board of Directors hereby is authorized to cause such shares to be issued in one or more classes or series and with respect to each such class or series to fix and determine the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof.

Common Stock - General Provisions. The Common Stock shall be subject to the express terms of the Preferred Stock and any series thereof. Each share of Common Stock shall be equal to every other share of Common Stock, except as otherwise provided herein or required by law.

Shares of Common Stock authorized hereby shall not be subject to preemptive rights. The holders of shares of Common Stock now or hereafter outstanding shall have no preemptive right to purchase or have offered to them for purchase any of such authorized but unissued shares, or any shares of Preferred Stock, Common Stock or other equity securities issued or to be issued by the Company.

Subject to the preferential and other dividend rights applicable to Preferred Stock, the holders of shares of Common Stock shall be entitled to receive such dividends (payable in cash, stock or otherwise) as may be declared on the Common Stock by the Board of Directors at any time or from time to time out of any funds legally available therefore.

In the event of any voluntary or involuntary liquidation, distribution or winding up of the Corporation, after distribution in full of the preferential or other amounts to be distributed to the holders of shares of Preferred Stock, the holders of shares of Common Stock shall be entitled to receive all of the remaining assets of the Corporation available for distribution to its stockholders, ratably in proportion to the number of shares of Common Stock held by them.

Common Stock - Other Provisions.

(a) Voting Rights. The shares of Common Stock shall have the following voting rights:

(1) Each share of Common Stock shall entitle the holder thereof to one vote upon all matters upon which stockholders have the right to vote.

Except as otherwise required by applicable law, the holders of shares of Common Stock shall vote together as one class on all matters submitted to a vote of stockholders of the Corporation (or, if any holders of shares of Preferred Stock are entitled to vote together with the holders of Common Stock, as a single class with such holders of shares of Preferred Stock).

(b) Dividends and Distributions. Except as otherwise provided in this Certificate of Incorporation, holders of Common Stock shall be entitled to such dividends and other distributions in cash, stock or property of the Corporation as may be declared thereon by the Board of Directors from time to time out of assets or funds of the Corporation legally available therefore; provided, however, that in no event may the rate of any dividend payable on outstanding shares of any class of Common Stock be greater than the dividend rate payable on outstanding shares of the other class of Common Stock. All dividends and distributions on the Common Stock payable in stock of the Corporation shall be made in shares of Common Stock. In no event will shares of Common Stock be split, divided or combined unless the outstanding shares of the Common Stock shall be proportionately split, divided or combined.

COMPROMISES WITH CREDITORS.

Whenever a compromise or arrangement is proposed between this Corporation and its creditors or any class of them and/or between this Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Nevada may, on the application in a summary way of this Corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for this corporation under the provisions of Section 291 of Title 8 of the Nevada Code or on the application of trustees in dissolution or of any receiver or receivers appointed for this Corporation under the provisions of Section 279 of Title 8 of the Nevada Code order a meeting of the creditors or class of creditors, and or of the stockholders or class of stockholders of this Corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three-fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of this Corporation as a consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which said application has been made, be binding on all the creditors or class of creditors, and/or on all of the stockholders or class of stockholders, of this Corporation, as the case may be, and also on this Corporation.

AMENDMENTS TO BYLAWS

The power to amend the bylaws is reserved to the Board of Directors and the Board of Directors shall have full power to amend the bylaws as they deem fit, from time to time, without necessity of shareholder vote or approval.

REMOVAL OF ENTIRE BOARD OF DIRECTORS

The entire board of directors may not be removed by shareholder action. No more than two directors may be replaced at any single shareholder meeting except to fill empty seats on the board. The terms of the board members may be staggered if so set forth in the Bylaws of the Company.

INDEMNIFICATION OF DIRECTORS, OFFICERS AND OTHER REPRESENTATIVES.

Limitation of Personal Liability. No director of the Corporation shall be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Nevada Revised Statutes, or (iv) for any transaction from which the director derived an improper personal benefit. If the General Corporation Law of the State of Nevada is amended after the date of this Certificate to authorize corporate action further eliminating or limiting the personal liability of directors, the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law of the State of Nevada.

Indemnification. The Corporation shall, to the fullest extent permitted by Section 145 of the General Corporation Law of the State of Nevada, as the same may be amended and supplemented, indemnify any and all persons whom it shall have power to indemnify under said section from and against any and all of the expenses, liabilities, judgments, fines, amounts paid in settlement, liabilities, or other matters referred to in or covered by said section, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those seeking indemnification of expenses may be entitled under any by-laws, agreements, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

Modification. Any repeal or modification of any provision of this Article by the shareholders of the Corporation shall not adversely affect any right to the protection of a director, officer, employee or agent of the corporation existing at the time of the repeal or modification.

Liability Insurance. The corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer employee or agent of the corporation or is or was serving at the request of the corporation as an agent to the corporation or to another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him and incurred by him in any such capacity or arising out of his status as such, whether or not the corporation would have the power to indemnify him against liability.

BY-LAWS
OF

Southern Home Medical Equipment, Inc.

(A Nevada Corporation)

ARTICLE I
OFFICES

Section 1.Principal Office. The principal office of the corporation shall be located at such place as the Board of Directors shall establish.

Section 2.Registered Office. The registered office of the corporation shall be the office designated in the Articles of Incorporation until changed in accordance with applicable law. The registered office shall at all times be maintained as a street address in the state of incorporation, and may be changed as the Board of Directors may designate or as the affairs of the corporation may require from time to time.

Section 3.Other Offices. The corporation may have offices at such other places, either within or without the state of incorporation, as the Board of Directors may designate or as the affairs of the corporation may require from time to time.

Section 4. Registered Agent. The agent shall be the person so designated in the corporation's Articles of Incorporation. In the event of death, disability or resignation of the Registered Agent, a new registered agent shall be appointed. The registered agent shall at all be a person or approved entity within the state of incorporation, and may be changed as the Board of Directors may designate or as the affairs of the corporation may require from time to time.

ARTICLE II
MEETINGS OF SHAREHOLDERS

Section 1.Place of Meetings. All meetings of the shareholders shall be held at the principal office of the corporation, or at such other places, either within or without the state of incorporation, as shall be designated on the notice of the meeting or agreed upon by a majority of the shareholders entitled to vote.

Section 2.Annual Meetings. The annual meeting of the shareholders shall be held at a time fixed by the Board of Directors. If no time is fixed by the Board of Director, the annual meeting shall be held on the **first Friday in the month of February** following the end of the fiscal year. If the date of the annual meeting is a legal holiday, the meeting may be continued until the next Friday in February that is not a legal holiday. Failure to hold the annual meeting of shareholders shall not invalidate or affect any action thereafter taken by the shareholders or incumbent directors.

Section 3.Substitute Annual Meeting. If the annual meeting shall not be held on the day designated by these By-Laws, a substitute annual meeting may be called in accordance with the provisions of Section 4 of this Article II. A meeting so called shall be designated and treated for all purposes as the annual meeting.

Section 4.Special Meetings. Special meetings of the shareholders may be called at any time by the President, Secretary or Board of Directors of the corporation, or by any shareholder pursuant to the written request of the holders of not less than one-tenth of all the shares entitled to vote at the meeting.

Section 5.Notice of Meetings. Written or printed notice stating the time and place of the meeting shall be delivered not less than ten nor more than fifty days before the date of any shareholder's meeting, either personally or by mail. The notice shall be by or at the direction of the Chairperson of the Board of Directors, the President, or the Secretary, to each shareholder of record entitled to vote at such meeting.

Provided, that the notice must be given not less than twenty days (or such other period as may be required by law) before the date of any meeting at which a merger or consolidation is to be considered. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail, addressed to the shareholder at this address as it appears on the record of shareholders of the corporation, with postage thereon prepaid.

In the case of a special meeting, the notice of meeting shall specifically state the purpose or purposes for which the meeting is called; but, in the case of an annual or substitute annual meeting, the notice of meeting need not specifically state the business to be transacted thereat unless such a statement is required by the provisions of the Business Corporation Act or other applicable law.

Section 6. Continued Meetings. When the corporation's business cannot be completed in any regular or special meeting, it may be continued to a date certain within the next thirty (30) days. If the date is announced before the meeting is concluded, it may continue to the announced date without further written notice. When a meeting is adjourned for more than thirty days, notice of the adjourned meeting shall be given as in the case of an original meeting.

Section 7.Voting Lists. At least ten days before each meeting of shareholders the Secretary of the corporation shall prepare an alphabetical list of the shareholders entitled to vote at such meeting or any adjournment thereof, with the address of and number of shares held by each, which list shall be subject to inspection by any shareholders during the whole time of the meeting.

Section 8.Quorum. A majority of the outstanding shares of the corporation entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of shareholders, except that at a substitute annual meeting of shareholders the number of shares there represented either in person or by proxy, even though less than a majority, shall constitute a quorum for the purpose of such meeting.

The shareholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawing of enough shareholders to leave less than a quorum.

In the absence of a quorum at the opening of any meeting of shareholders, such meeting may be adjourned from time to time by a vote of the majority of the shares voting on the motion to adjourn, and at any adjourned meeting at which a quorum is present, any business may be transacted which might have been transacted at the original meeting.

Section 9.Proxies. Shares may be voted either in person or by one or more agents authorized by a written proxy executed by the shareholder or by his duly authorized attorney in fact. A proxy is not valid after the expiration, unless the person executing it specifies therein the length of time for which it is to continue in force, or limits its use to a particular meeting, but no proxy shall be valid after ten years from the date of its execution.

Section 10. Voting of Shares. Subject to the provisions of these Bylaws, each outstanding share entitled to vote shall be entitled to one vote on each matter submitted to a vote at a meeting of shareholders.

Except in the election of directors as governed by the provisions of Section 3 of Article III, the vote of a majority of the shares voted on any matter at a meeting of shareholders at which a quorum is present shall be the act of the shareholders on that matter, unless the vote of a greater number is required by law or by the charter or By-Laws of this corporation.

Shares of its own stock owned by the corporation, directly or indirectly, through a subsidiary corporation or otherwise, shall not be counted in determining the total number of shares entitled to vote, except that shares held in a fiduciary capacity may be voted and shall be counted to the extent provided by law.

Section 11.Informal Action by Shareholders. Any action which may be taken at a meeting of shareholders may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the persons who would be entitled to vote upon such action at a meeting, and filed with the Secretary of the corporation to be kept as part of the corporate records. An Action Without Meeting can adopt any resolution that would be permitted if taken at a regular meeting. If any signatory withdraws his or her consent prior to obtaining all signatures, the Action may not be taken without meeting. Upon obtaining the signatures of all persons entitled to vote, without withdrawal of consent, the action will be deemed complete.

ARTICLE III
BOARD OF DIRECTORS

Section 1.General Powers. The initial Director has been vested with all duties of the Board of Directors for the purpose of completing the incorporation. When an initial director or when a Board of Directors has been elected, the acts of the incorporator shall be deemed ratified and approved and the incorporator shall be relieved of any further duties or obligations. Upon appointment of a director or Board of Directors, the business and affairs of the corporation shall be managed by its director or Board of Directors.

Section 2.Number, Term, and Qualifications. The number of directors constituting the Board of Directors shall be not less than the minimum number required by law. The corporation may have one director for so long as it has one shareholder; two directors so long as it has two shareholders and, in the event has three or more shareholders, the corporation shall have a minimum of three directors. Each director shall hold office until his death, resignation, retirement, removal, disqualification or his successor shall have been elected and qualified. Directors need not be residents of the State of incorporation or shareholders of the corporation.

Section 3.Election of Directors. Except as provided in Section 6 of this Article III, the directors shall be elected at the annual meeting of shareholders; and those persons who receive the highest number of votes shall be deemed to have been to have been elected. If any shareholder so demands, the election of directors shall be by ballot.

Section 4. No Cumulative Voting. There shall be no rights for any shareholder entitled to vote at an election of directors to have the right to vote the number of shares standing of record in his name for as many persons as there are directors to be elected and for whose election he has a right to vote, or to cumulate his votes by giving one candidate as many votes as the number of such candidates.

Section 5.Removal. Any director may be removed at any time with or without case by a vote of the shareholders holding a majority of the outstanding shares entitled to vote at an election of directors. However, unless the entire Board is removed, an individual director shall not be removed when the number of shares voting against the proposal for removal would be sufficient to elect a director if such shares could be voted cumulatively at an annual election. If any directors are so removed, new directors may be elected at the same meeting.

Section 6.Vacancies. Any vacancy occurring in the Board of directors may be filled by the affirmative vote of a majority of the remaining directors even though less than a quorum, or by the sole remaining director. A director elected to fill a vacancy shall be elected for the unexpired term of his predecessor in office. Any directorship to be filled by reason of an increase in the authorized number of directors shall be filled only by election at an annual meeting or at a special meeting of shareholders called for that purpose.

Section 7.Chairperson of Board. There may be a Chairperson of the Board of Directors elected by the directors from their number at any meeting of the Board. the Chairperson shall preside at all meetings of the Board of Directors and perform such other duties as may be directed by the Board.

Section 8.Compensation. The board of directors may compensate directors for their services as such and may provide for the payment of any or all expenses incurred by directors in attending regular and special meetings of the Board.

ARTICLE IV
MEETING OF DIRECTORS

Section 1.Regular Meetings. A regular meeting of the Board of Directors shall be held immediately after and at the same place as, the annual meeting of shareholders. Failure to hold the annual meeting shall not invalidate or affect any action thereafter taken by the shareholders or directors. In addition, the Board of Directors may provide, by resolution, the time and place, either within or without the State of incorporation, for the holding of additional regular meetings.

Section 2.Special Meetings. Special meetings of the Board of Directors may be called by or at the request of the Chairperson, the President or any two directors. Such a meeting may be held either within or without the State of incorporation, as fixed by the person or persons calling the meeting.

Section 3.Notice of Meetings. Regular meetings of the Board of Directors may be held without notice. The person or persons calling a special meeting of the Board of Directors shall, at least two days before the meeting, give notice thereof by any usual means of communication. Such notice need not specify the purpose for which the meeting is called.

Section 4.Waiver of Notice. Any director may waive notice of any meeting. The attendance by a director at a meeting shall constitute a waiver of notice of such a meeting, except where a director attends a meeting for the purpose of objecting to the transaction of business because the meeting is not lawfully called or convened.

Section 5.Quorum. A majority of the number of directors fixed by these By-Laws shall constitute a quorum for the transaction of business at any meeting of the Board of Directors.

Section 6.Manner of Acting. Except as otherwise provided in these By-Laws, the act of the majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

Section 7.Presumption of Assent. A director of the corporation who is present at a meeting of the Board of Directors at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless his contrary vote is recorded or his dissent is otherwise entered in the minutes of the meeting or unless he shall file his written dissent to such action with the person acting as the secretary of the meeting before the adjournment thereof or shall forward such dissent by registered mail to the Secretary of the corporation immediately after the adjournment of the meeting. Such right to dissent shall not apply to a director who voted in favor of such action.

Section 8.Informal Action by Directors. Action taken by a majority of the directors without a meeting is nevertheless Board action if written consent to the action in question is signed by all the directors and filed within the minutes of the proceedings of the Board, whether done before or after the action so taken.

Section 9.Committees of the Board. The Board of Directors, by resolution adopted by a majority of the number of directors fixed by these By-Laws, may designate three or more directors to constitute an Executive Committee and other committees, each of which, to the extent authorized by law and provided in such resolution, shall have and may exercise all of the authority of the Board of Directors in the management of the corporation. The designation committee and the delegation thereto of authority shall not operate to relieve the Board of Directors, or any member thereof, of any responsibility or liability imposed upon it or him by law.

ARTICLE V
OFFICERS

Section 1.Officers of the Corporation. The initial Director has been vested with all duties of the Board of Directors pursuant to law until such time as a Board of Directors has been elected under the Article of Incorporation. Prior to appointment of a Board of Directors, the initial director shall have all duties typically associated with officers of the corporation. Upon appointment of a Board of Directors, the Board may appoint officers. The officers of the corporation may consist of a President, a Secretary, a Treasurer and such officers as the Board of Directors may from time to time elect. Any two or more offices may be held by the same person, but no officer may act in more than one capacity where action of two or more officers is required.

Section 2.Election and Term. The officers of the corporation shall be elected by the Board of Directors and each officer shall hold office until his death, resignation, retirement, removal, disqualification or his successor shall have been elected and qualified.

Section 3.Compensation of Officers. The compensation of all officer of the corporation shall be fixed by the Board of Directors whenever in its judgment the best interest of the corporation will be served thereby; but such removal shall be without prejudice to the contract rights, if any, of the person so removed.

Section 4.Removal. Any officer or agent elected or appointed by the Board of Directors may be removed by the Board of Directors whenever in its judgment the best interest of the corporation to give bond to the corporation, with sufficient sureties, conditioned on the faithful performance of the duties of his respective office or position, and to comply with such other conditions as may from time to time be required by the Board of Directors.

Section 6.President. The President shall be the principal executive officer of the corporation and, subject to the control of the Board of Directors, shall in general supervise and control all of the business and affairs of the corporation . He shall, when present, preside at all meetings of the shareholders. He shall sign, with the Secretary, and Assistant Secretary, or any other proper officer of the corporation thereunto authorized by the Board of Directors, certificates for shares of the corporation, any deeds, mortgages, bonds, contracts, or other instruments which the Board of Directors has authorized to be executed, except in cases where the signing and execution thereof shall be expressly delegated by the corporation, or shall be required by law to be otherwise signed or executed; and in general he shall perform all duties incident to the office of President and such other duties as may be prescribed by the Board of Directors form time to time.

Section 7.Vice-President. In the absence of the President or in the event of his death, inability or refusal to act, the Vice-Presidents in the order of their length of service Vice-Presidents, unless otherwise determined by the Board of Directors, shall perform the duties of the President, and when so acting shall have all the powers of and be subject of all the restrictions upon the President. Any Vice-President may sign, with the Secretary or an Assistant Secretary, certificates for shares of the corporation; and shall perform other duties as from time to time may be assigned to him by the President or Board of Directors.

Section 8.Secretary. The Secretary shall: (a) keep the minutes of the meetings of shareholders, of the Board of Directors and of all Executive Committees in one or more books provided for the purpose; (b) see that all notices are duly given in accordance with the provisions of these By-Laws or as required by law; (c) be custodian of the corporate records and of the seal of the corporation and see that the seal of the corporation is affixed to all documents the execution of which on behalf of the corporation under its seal is duly authorized; (d) keep a register of the post office address of each shareholder which shall be furnished to the Secretary by such shareholder; (e) sign with the President, or a Vice-President, certificates for shares of the corporation , the issuance of which shall have been authorized by resolution of the Board of Directors; (f) keep or cause to be kept in the State of incorporation at the corporation's registered office or principal place of business a record of the corporation's shareholders, giving the names and addresses of all shareholders and the number and class of shares held by each, and prepare or cause to be prepared voting lists prior to each meeting of shareholders as required by law; and (g) in general perform all duties incident to the office of secretary and such other duties as from time to time may be assigned to him by the President or by the Board of Directors.

Section 9.Assistant Secretaries. In the absence of the Secretary or in the event of this death, inability or refusal to act, the Assistant Secretaries in the order of their length of service as Assistant Secretary, unless otherwise determined by the Board of Directors, shall perform the duties of the Secretary, and when so acting shall have all the powers of and be subject to all the restrictions upon the Secretary. They shall perform such other duties as may be assigned to them by the Secretary, by the President or by the Board of Directors. Any Assistant Secretary may sign, with the President or a Vice-President, certificates for shares of the corporation.

Section 10.Treasurer. The Treasurer shall (a) have charge and custody of and be responsible for all funds and securities of the corporation; receive and give receipt for moneys due and payable to the corporation from any source whatsoever, and deposit all such moneys in the name of the corporation in such depositories as shall be selected in accordance with the provisions of Section 4 of Article VII of these By-Laws; (b) prepare, or cause to be prepared, a true statement of the corporations assets and liabilities of the close of each fiscal year, all in reasonable detail, which statement shall be made and filed at the corporation's registered office or principal place of business in the State of incorporation within four months after the end of such fiscal year and thereat kept available for a period of at least ten year; and (c) in general perform all of the duties incident to the office of treasurer and such other duties as from time to time may be assigned to him by the President or by the Board of Directors, or by these By-Laws.

Section 11.Assistant Treasurers. In the absence of the Treasurer or in the even of his death, inability or refusal to act, the Assistant treasurers in the order of their length of service as Assistant Treasurer, unless otherwise determined by the Board of Directors, shall perform the duties of Treasurer, and when so acting shall have all the powers of and be subject to all the restrictions upon the Treasurer. They shall perform such other duties as may be assigned to them by the Treasurer, by the President, or by the Board of Directors.

ARTICLE VI
CONTRACTS, LOANS, CHECKS, AND DEPOSITS

Section 1.Contracts. The board of Directors may authorize any officer or officers, agent or agents, to enter into any contract or any contract or execute or deliver any instrument in the name of and on behalf of the corporation, and on behalf of the corporation, and such authority may be general or confirmed to specific instances.

Section 2.Loans. No loans shall be contracted on behalf of the corporation and no evidence of indebtedness shall be issued in its name unless authorized by a resolution of the Board of Directors. Such authority may be general or confined to specific instances.

Section 3.Checks and Drafts. All checks, drafts or other orders for the payment of money, issued in the name of the corporation, shall be signed by such officer or officers, agent or agents, of the corporation in such manner as shall from time to time be determined by resolution of the Board of Directors.

Section 4.Deposits. All funs of the corporation not otherwise employed shall be deposited from time to time to the credit of the corporation in such depositories as the Board of Directors.

Section 5, Limitations on Indebtedness. No officer nor director shall cause the corporation to expend more than $5,000 without at least two signatories. Such acts shall include the ability to encumber the property of the corporation, assume debt, enter into a contract, lease, or agreement, acquire goods, equipment or services, or otherwise obligate the corporation. Signatories may be any combination of officers, directors, or majority shareholders of the corporation. In the event that the corporation has but one shareholder, then only that shareholder will be required as a signatory.

ARTICLE VII
CERTIFICATES FOR SHARES AND THEIR TRANSFER

Section 1.Certificate for shares. The Board of Directors shall have authority to issue uncertificated shares if it chooses to do so. If the Board determines that certificates should be issued, certificates representing shares of the corporation shall issue and deliver to each shareholder certificates representing all fully paid shares owned by him.

Certificates shall be signed by the President or a Vice-President and by the Secretary or Treasurer or an Assistant Secretary or Assistant Treasurer. All certificates for shares shall be consecutively numbered or otherwise indemnified. The name and address of the person to whom the shares represented thereby are issued, with the number and class of shares and the date of issue, shall be entered on the stock transfer books of the corporation.

Delivery of the signed certificate shall be **conclusively presumed** to be fully paid and non-assessable represent without hypothecation or encumbrance.

Section 2.Transfer or Shares. Transfer of shares of the corporation shall be made only on the stock transfer books of the corporation by the holder of the record thereof or by his legal representative, who shall furnish proper evidence of authority to transfer, or by his attorney thereunto authorized by power of attorney duly executed and filed with the Secretary, and on surrender for cancellation of the certificate for such shares, if certificates have been issued.

Section 3.Lost Certificate. The Board of Directors may direct a new certificate to be issued in place of any certificate therefore issued by the corporation claimed to have been lost or destroyed, upon receipt of an affidavit of such fact form the person claiming the certificate of stock to have been lost or destroyed. When authorizing such issue of a new certificate, the Board of Directors shall require that the owner of such lost, or his legal representative, give the corporation a bond in such sum as the board may direct as indemnity against any claim that may be made against the corporation with respect to the certificate claimed to have been lost or destroyed, except where the Board of Directors by resolution finds that in the judgment of the directors the circumstances justify omission of a bond.

Section 4.Closing Transfer Books and Fixing Record Date. For the purpose of determining shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, or entitled to receive payment of any dividend, or in order to make a determination of shareholders for any other proper purpose, the Board of Directors may provide that the stock transfer books shall be closed for a stated period but not to exceed, in any case, fifty days. If the stock transfer books shall be closed for the purpose of determining shareholders entitled to notice of or to vote at a meeting of shareholders, such books shall be closed for at least ten days immediately preceded such meeting.

In lieu of closing the stock transfer books, the Board of Directors may fix in advance a date as the record date for any such determination of shareholders, such record date in any case to be not more than fifty days and, in case of a meeting of shareholders, not less than ten days immediately preceding the date on which the particular action, requiring such determination of shareholders, is to be taken.

If the stock transfer books are not closed and no record date is fixed for the determination of shareholders entitled to notice of or to vote at a meeting of shareholder or shareholders entitled to receive payment of a dividend, the date on which notice of the meeting is mailed or the date on which the resolution of the Board of Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of shareholders.

When a determination or shareholders entitled to vote at any meeting of shareholders has been made as provided in this section, such determination shall apply to any adjournment thereof except where the determination has been made through the closing of the stock transfer books and the stated period of closing has expired.

Section 5.Holder of Record. The corporation may treat as absolute owner of shares the person in whose name the shares stand of record on its books just as if that person had full competency, capacity and authority to exercise all rights ownership irrespective of any knowledge or notice to the contrary or any description indicating time to time to the credit of the corporation in such depositories as the Board of Directors.

Section 6. No Preemptive Rights. No shareholder shall be obligated to pay any assessment, pro-rata share, additional capital contribution, capital adjustment or other obligation by reason of any shares owned by the shareholder. Notwithstanding, the corporation shall not confer pre-emptive rights unless approved by 75% of the outstanding shareholders (unless a larger percentage is required by law) and only if and until appropriate amendments are made to the Articles of Incorporation. No existing shareholder shall have the right to compel the corporation to sell a pro-rata or other share of any new offering to him/her or on any special terms or conditions.

ARTICLE VIII
GENERAL PROVISIONS

Section 1.Dividends. The Board of Directors may from time to time declare, and the corporation may pay, dividends on its outstanding shares in cash, property or its own shares pursuant to law and subject to the provisions of its charter.

Section 2.Seal. The corporate seal of the corporation shall consist of concentric circles between which is the name of the corporation and in the center of which is inscribed SEAL; and such seal, as impressed on the margin hereof, is hereby adopted as the corporate seal of the corporation.

Section 3.Waiver or Notice. Whenever any notice is required to be given to any shareholder or director by law, by the charter or by these By-Laws, a waiver thereof in writing signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be equivalent to the giving of such notice.

Section 4. Indemnification. Any person who at any time serves or has served as an incorporator, director, officer, employee, or agent of the corporation, or in such capacity at the request of the corporation for any other corporation, partnership, joint venture, trust or enterprise, shall have a right to be indemnified by the corporation to the fullest extent permitted under the applicable law. Such indemnification shall include indemnification against (a) reasonable expenses, including attorneys fees actually or necessarily incurred by him in connection with any threatened, pending or completed action, suit, or proceeding, whether civil, criminal, administrative, investigative or other, and whether or not brought by or on behalf of the corporation which seeks, in whole or part, to hold him liable by reasons of actions or inactions arising from his capacity with the corporation; and (b) reasonable payments made by him in satisfaction or any judgment, money decree, fine, penalty or settlement for which he may become liable in any such action, suit or proceeding.

The Board of Directors of the corporation shall take all such action as may be necessary and appropriate to authorize the corporation to pay the indemnification as required by this By-Law, including without limitation, to the extent needed, making a good faith effort to investigate the matters for which indemnity is claimed and obtaining all necessary consents to fulfill the indemnification obligations. The right to be indemnified shall inure to the benefit of the legal representatives of the indemnified person and shall not be exclusive as to any other rights to which such person may be entitled apart from the provision of this By-Law.

Section 5. Fiscal Year. The fiscal year of the corporation shall be fixed by the Board of Directors.

Section 6. Amendments. Except as otherwise provided herein, these By-Laws may be amended or repealed and new by-laws may be adopted by the affirmative action of a majority of the directors at any regular meeting or at any special meeting for which notice includes any proposed By-Law amendment.

The Articles of Incorporation may be amended or restated upon the affirmative action of a majority of the directors at any regular meeting or at any special meeting for which notice includes any proposed amendment or restatement of the Articles.

No by-law adopted or amended by the shareholders shall be amended or repealed by the Board of Directors, except to the extent that such by-law expressly authorizes its amendment or repeal by the Board of Directors.

No by-law or provision that requires a shareholder vote or super majority vote by law or by these by-laws may be amended except by shareholder action in accordance with the shareholder vote requirements.

Section 7. Tender Offers. Tender offers may be accepted by the corporation without special vote or super majority shareholder approval and the corporation shall opt out of any tender offer super majority vote requirements. This provision may be altered by a majority of shareholders at any regular meeting of the shareholders or any special meeting provided that the notice specifically discloses the proposed change in tender offer treatment.

ADOPTED this date: **1/26/2005**



Greg Tucker, President

NUMBER



SHARES

Southern Home Medical Equipment, Inc.

INCORPORATED UNDER THE LAWS OF THE STATE OF NEVADA

Authorized To Issue 65,000,000 Shares Common Stock At $ 0.001 Par Value

SPECIMEN

This Certifies That

is hereby issued

and non-assessable Shares of the Stock of the above named Corporation transferable only on the books of the Corporation by the holder hereof in person or by duly authorized Attorney upon surrender of this Certificate properly endorsed.

In Witness Whereof, the said Corporation has caused this Certificate to be signed by its duly authorized officers and its Corporate Seal to be hereunto affixed this day of A.D.



SECRETARY PRESIDENT

Bruce M. Pritchett, L.C.
Attorney at Law
8 East Broadway, Suite 600A
Salt Lake City, Utah 84111
(801) 363-1288

September 13, 2005

Southern Home Medical Equipment, Inc.
32 S. Howard Street
Inman, S. C. 29349

Re: Offering by Southern Home Medical Equipment, Inc., a Nevada corporation, of 5,000,000 common shares

Dear Sir or Madam:

You have requested my opinion for Southern Home Medical Equipment, Inc., a Nevada corporation ("Company") in conjunction with its aggregate offering of 5,000,000 common shares ("Shares") in the Company pursuant to the Form 1-A filed on or about September 13, 2005 ("Offering Statement").

In rendering the opinions hereinafter expressed, I have examined the Offering Statement, the Company's Articles of Incorporation and Bylaws, each as amended to date, and such other documents, records, certificates, memoranda and other instruments as I have deemed necessary as a basis for this opinion. I have also obtained from officers and agents of the Company and from public officials, and have relied upon, such certificates, representations and assurances as I have deemed necessary and appropriate for purposes of this opinion.

Without limiting the generality of the foregoing, in my examination, I have assumed without independent verification all documents submitted to me as originals are authentic, the signatures on all documents that I examined are genuine, and all documents submitted to me as certified, conformed, photostatic or facsimile copies conform to the original document, and all corporate records made available to me by the Company and all public records reviewed are accurate and complete.

The opinions set forth herein are expressly limited to the effect of the general corporate laws of the State of Florida as in effect as of the date hereof and I do not purport to be expert on, or to express any opinion herein concerning, or to assume any responsibility as to the applicability to or the effect on any of the matters covered herein of, any other laws, including any federal securities law, or any state securities or "blue sky" laws or regulations.

On the basis of the foregoing, and in reliance thereon, and having regard to legal considerations and other information that I deem relevant, I am of the opinion that the Shares, when and to the extent issued and sold in accordance with the Offering Statement, will be validly issued, fully paid and non-assessable.

This opinion may not be relied upon by any other person, or used by you for any other purposes, without my prior written consent in each instance.

I hereby consent to the use of this opinion as Exhibit 5 to the Offering Statement and to the use of my name under the caption "Legal Matters" in the prospectus included in the Offering Statement. In giving this consent, I do not thereby admit that I am within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations promulgated thereunder.

Very truly yours,



Bruce M. Pritchett, LC

EXHIBIT 23.2

CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We hereby consent to the incorporation of our report dated April 18, 2005 relating to the financial statements of Southern Home Medical Equipment, Inc. in the Regulation A Offering Statement Under the Securities Act of 1933 on Form 1-A dated September 13, 2005, and Prospectus, and to the reference to our firm as 'Experts in Accounting'.



Traci J. Anderson
Huntersville, North Carolina
September 13, 2005

Procedure	Description	Units	Charge	Medicare	20% Copay	Medicaid
A4253	GLUCOSE STRIPS PER 50	EA	42.37	0.00	0.00	37.61
A4258	LANCET DEVICE	EA	19.86	[illegible]	[illegible]	[illegible]
A4259	LANCETS PER 100	EA	13.40	0.00	0.00	12.49
A4351	INTERMITTENT CATHETERS EA	EA	2.00	0.00	0.00	1.82
A4357	BEDSIDE DRAINAGE BAG EA	EA	11.64	0.00	0.00	9.50
A4409	OSTOMY SKIN BARRIER W FLNG	EA	7.84	6.22	1.24	6.32
A4414	OST SKIN BARRIER W FLNG EACH	EA	5.42	4.93	0.99	4.93
A4432	OSTOMY PCH URINARY 2 PC EA	EA	4.31	3.59	0.72	3.57
A5063	OST PCH DRAINABLE 2PC EACH	EA	3.57	2.70	0.54	2.70
A7003NU	ADMINISTRATION SET FOR NEB EA	EA	2.99	0.00	0.00	2.52
A7005NU	NONDISP NEB ADMIN SET	EA	21.83	0.00	0.00	25.21
A7030NU	FULL FACE MASK FOR CPAP DEVICE	EA	207.50	0.00	0.00	[illegible]
A7032NU	REPLACEMENT NASAL PILLOWS PAIR	EA	31.25	0.00	0.00	28.41
A7034NU	NASAL INTERFACE CPAP MASK	EA	129.50	0.00	0.00	[illegible]
A7035NU	HEADGEAR FOR CPAP DEVICE	EA	40.07	0.00	0.00	36.43
A7036NU	CHINSTRAP FOR CPAP DEVICE	EA	17.14	0.00	0.00	[illegible]
A7037NU	TUBING USED W CPAP DEVICE	EA	44.28	0.00	0.00	40.25
A7038NU	DISPOSABLE FILTER USED W CPAP	EA	5.53	0.00	0.00	[illegible]
A7039NU	NONDISPOSABLE CPAP FILTER	EA	14.30	0.00	0.00	13.00
A7046NU	WATER CHAMBER FOR HUMIDIFIER	EA	21.46	0.00	0.00	[illegible]
A9270GY	BASKET FOR WALKER	EA	35.00	0.00	0.00	0.00
B4034	ENTERAL SYRINGE KIT MEDICARE	EA	6.35	5.59	1.12	[illegible]
B4035	ENTERAL PUMP SET	EA	12.12	11.38	2.28	0.00
B4036	GRAVITY FEEDING KIT	EA	8.51	7.80	1.56	[illegible]
B4150	CATEGORY I NUTRITION	EA	0.69	0.65	0.13	0.00
B4152	CATEGORY II NUTRITION	EA	0.58	0.55	0.11	[illegible]
B4153	ENTERAL NUTRITION CAT III	EA	2.05	1.85	0.37	1.42
B4154	CATEGORY IV ENTERAL NUTRITION	EA	1.27	1.19	0.24	[illegible]
B9002RR	ENTERAL PUMP W ALARM	EA	123.30	115.87	23.17	106.32
E0100NU	CANE STRAIGHT WITH TIP	EA	21.85	19.85	3.97	16.95
E0105NU	QUAD CANE	EA	54.02	49.11	9.82	39.81
E0135NU	FOLDING PICKUP WALKER	EA	82.94	75.40	15.08	[illegible]
E0141NU	WHEELED WALKER W/O SEAT	EA	116.19	105.62	21.12	85.63
E0149NU	HEAVY DUTY WHEELED WALKER	EA	245.52	223.20	44.64	208.88
E0154NU	PLATFORM ATTCHMNT FOR WALKER	EA	[illegible]	[illegible]	[illegible]	[illegible]

163NU	BEDSIDE COMMODE	EA	121.32	110.29	22.06	89.42
165RR	DROP ARM COMMODE	EA	20.44	18.58	3.72	15.86
168NU	EX WIDE AND/OR HVY DTY COMMODE	EA	166.01	150.92	30.18	122.66
185NU	GEL PRESSURE PAD FOR MATTRESS	EA	299.07	271.88	54.38	[illegible]
244NU	RAISED TOILET SEAT	EA	25.00	0.00	0.00	25.00
245NU	TUB STOOL OR BENCH	EA	75.00	0.00	0.00	[illegible]
246NU	TUB TRANSFER BENCH	EA	75.00	0.00	0.00	75.00
260RR	SEMI ELECTRIC HOSP BED	EA	157.01	148.46	28.69	[illegible]
261RR	SEMI ELECTRIC HOSP BED WO MATT	EA	128.04	116.40	23.28	104.76
265RR	TOTAL ELECTRIC HOSP BED	EA	186.89	169.90	33.98	[illegible]
277RR	PRESSURE REDUCING MATTRESS	EA	754.34	685.76	137.15	555.99
294RR	SEMI ELECTRIC HOSP BED WO RAIL	EA	122.16	111.05	22.21	[illegible]
431RR	PORTABLE GASEOUS O2	EA	38.04	32.08	6.42	29.39
445RR	PULSE OXIMETRY	EA	880.00	0.00	0.00	[illegible]
470RR	RESPIRATORY ASSIST WO BACKUP	EA	282.26	256.60	51.32	208.04
471RR	RESP ASSIST DEVICE W BACKUP	EA	706.39	642.17	128.43	[illegible]
561NU	HUMIDIFIER NON HEATED FOR CPAP	EA	128.40	107.00	21.40	86.75
562NU	HUMIDIFIER HEATED FOR CPAP	EA	331.34	301.22	60.24	[illegible]
0570NU	NEBULIZER W COMPRESSOR	EA	217.00	0.00	0.00	167.00
0570RR	NEBULIZER W COMPRESSOR	EA	21.76	16.10	3.22	[illegible]
0600RR	SUCTION PUMP	EA	44.78	40.71	8.14	33.71
0601NU	CPAP DEVICE	EA	1,085.30	0.00	0.00	[illegible]
0601RR	CPAP DEVICE	EA	122.88	111.71	22.34	90.51
0607NU	HOME BLOOD GLUCOSE MONITOR	EA	73.51	66.82	13.36	[illegible]
0630RR	HYDRAULIC LIFT	EA	98.42	89.47	17.89	72.54
776RR	IV POLE	EA	17.44	15.85	3.17	[illegible]
910RR	TRAPEZE BAR ATTCHD TO BED	EA	22.00	20.00	4.00	16.21
940RR	TRAPEZE BAR FREESTANDING	EA	32.51	29.55	5.91	[illegible]
951NU	HEEL LOOP HLDR W OR WO STRP EA	EA	22.78	18.98	3.80	17.08
958RR	ONE ARM DRIVE FOR MAN WC	EA	47.99	43.63	8.73	[illegible]
961NU	WHEEL LOCK BRAKE EXTENSION EA	EA	32.71	29.74	5.95	24.13
966RR	HEADREST EXTENSION EA	EA	7.17	6.58	1.32	[illegible]
971NU	ANTI TIPPING DEVICE EA	EA	61.48	55.89	11.18	44.71
972NU	TRANSFER BOARD	EA	60.63	55.12	11.02	[illegible]
978NU	SEAT BELT PELVIC STRAP FOR WC	EA	48.64	42.22	8.44	34.23
320NU	RESIDUAL LIMB SUPPORT SYSTEM	EA	267.53	243.41	48.68	[illegible]
038NU	TRANSPORT CHAIR MEDICAID	EA	360.09	0.00	0.00	360.09
038RR	TRANSPORT CHAIR	EA	44.06	40.01	8.00	[illegible]

E1390RR	O2 CONCENTRATOR	EA	247.08	200.41	40.08	190.93
E2201NU	NONSTAND SEAT WIDTH =>20 IN	EA	410.41	373.10	74.62	[illegible]
E2201RR	SEAT WIDTH GREATER THAN 20 IN	EA	41.04	37.31	7.46	0.00
E2601NU	GENERAL USE WC CUSHION <22	EA	96.16	88.65	17.75	[illegible]
E2603NU	SKIN PROTEC WC CUSH < 22IN WID	EA	245.34	223.04	44.61	0.00
E2604NU	SKIN PROTECT CUSHION 22">	EA	347.34	315.76	63.15	[illegible]
E2607NU	SKIN PROTECT/POSITION CUSHION	EA	356.11	295.60	59.12	291.36
G0371	DISPENSING FEE	EA	57.00	0.00	0.00	[illegible]
J7614	XOPENEX .5MG	EA	1.69	0.00	0.00	0.00
K0001RR	STANDARD WHEELCHAIR	EA	56.41	51.28	10.26	[illegible]
K0003RR	LT WT WHEELCHAIR	EA	98.55	89.59	17.92	72.64
K0004RR	HIGH STRENGTH LT WT WC	EA	147.00	133.64	26.73	[illegible]
K0005RR	ULTRA LT WT WHEELCHAIR	EA	203.35	184.86	36.97	0.00
K0006RR	HEAVY DUTY WHEELCHAIR	EA	117.26	106.60	21.32	[illegible]
K0007RR	EXTRA HEAVY DUTY WHEELCHAIR	EA	191.70	174.27	34.85	141.29
K0011RR	STANDARD POWER WHEELCHAIR	EA	561.66	510.65	102.01	[illegible]
K0020NU	FIXED ADJ HGHT ARMREST PER PR	EA	55.75	46.46	9.29	41.85
K0056NU	SEAT HEIGHT < 17IN FOR HSLTWC	EA	184.61	95.10	19.02	85.59
K0104NU	CYLINDER TANK CARRIER	EA	130.66	118.78	23.76	97.07
K0104RR	CYLINDER TANK CARRIER EA	EA	13.17	11.87	2.37	[illegible]
K0195RR	ELEVATING LEG RESTS MAN WC	EA	22.83	20.75	4.15	16.82

Procedure	Description	Units	Charge	Medicare	20% Copay	Medicaid
A4253	GLUCOSE STRIPS PER 50	EA	42.37	0.00	0.00	37.61
A4258	LANCET DEVICE	EA	19.86	0.00	0.00	[illegible]
A4259	LANCETS PER 100	EA	13.40	0.00	0.00	12.43
A4351	INTERMITTENT CATHETERS EA	EA	2.35	0.00	0.00	[illegible]
A4357	BEDSIDE DRAINAGE BAG EA	EA	11.64	0.00	0.00	9.50
A4409	OSTOMY SKIN BARRIER W FLNG	EA	7.64	5.72	1.14	[illegible]
A4414	OST SKIN BARRIER W FLNG EACH	EA	5.42	4.59	0.99	4.53
A4432	OSTOMY POUCH URINARY 2 PC EA	EA	4.31	3.59	0.72	3.59
A5063	OST PCH DRAINABLE 2PC EACH	EA	3.57	2.70	0.54	2.70
A7003NU	ADMINISTRATION SET FOR NEB EA	EA	2.59	0.00	0.00	[illegible]
A7007NU	NONDISP NEB ADMIN SET	EA	28.83	0.00	0.00	25.21
A7030NU	FULL FACE MASK FOR CPAP DEVICE	EA	207.40	0.00	0.00	[illegible]
A7033NU	REPLACEMENT NASAL PILLOWS PAIR	EA	31.25	0.00	0.00	28.41
A7034NU	NASAL INTERFACE CPAP MASK	EA	125.40	0.00	0.00	[illegible]
A7035NU	HEADGEAR FOR CPAP DEVICE	EA	40.57	0.00	0.00	36.43
A7036NU	CHINSTRAP FOR CPAP DEVICE	EA	17.14	0.00	0.00	[illegible]
A7037NU	TUBING USED W CPAP DEVICE	EA	44.23	0.00	0.00	40.25
A7038NU	DISPOSABLE FILTER USED W CPAP	EA	5.59	0.00	0.00	[illegible]
A7039NU	NONDISPOSABLE CPAP FILTER	EA	14.37	0.00	0.00	13.00
A7046NU	WATER CHAMBER FOR HUMIDIFIER	EA	21.46	0.00	0.00	[illegible]
A9270GY	BASKET FOR WALKER	EA	35.00	0.00	0.00	0.00
B4034	ENTERAL SYRINGE KIT MEDICARE	EA	6.56	5.57	1.30	[illegible]
B4035	ENTERAL PUMP SET	EA	12.12	11.38	2.28	0.00
B4036	GRAVITY FEEDING KIT	EA	8.51	7.48	1.55	[illegible]
B4150	CATEGORY I NUTRITION	EA	0.69	0.65	0.13	0.00
B4152	CATEGORY II NUTRITION	EA	0.58	0.55	0.11	[illegible]
B4153	ENTERAL NUTRITION CAT III	EA	2.65	1.85	0.37	1.62
B4154	CATEGORY IV ENTERAL NUTRITION	EA	1.27	1.19	0.24	[illegible]
B9002RR	ENTERAL PUMP W ALARM	EA	123.39	115.87	23.17	106.32
E0100NU	CANE STRAIGHT WITH TIP	EA	21.25	19.85	3.97	[illegible]
E0105NU	QUAD CANE	EA	54.00	49.11	9.82	39.12
E0135NU	FOLDING PICKUP WALKER	EA	82.34	75.40	15.08	[illegible]
E0143NU	WHEELED WALKER W/O SEAT	EA	116.13	105.62	21.12	81.63
E0149RR	HEAVY DUTY WHEELED WALKER	EA	245.52	229.25	45.85	[illegible]
E0154NU	PLATFORM ATTACHMENT FOR WALKER	EA	77.56	70.41	14.08	[illegible]

163NU	BEDSIDE COMMODE	EA	121.32	110.29	22.06	89.42
165RR	DROP ARM COMMODE	EA	20.44	18.58	3.72	[illegible]
168NU	EX WIDE AND/OR HVY DTY COMMODE	EA	166.01	150.92	30.18	122.66
185NU	GEL PRESSURE PAD FOR MATTRESS	EA	299.87	271.88	54.38	[illegible]
244NU	RAISED TOILET SEAT	EA	25.00	0.00	0.00	25.00
245NU	TUB STOOL OR BENCH	EA	75.00	0.00	0.00	[illegible]
246NU	TUB TRANSFER BENCH	EA	75.00	0.00	0.00	75.00
260RR	SEMI ELECTRIC HOSP BED	EA	157.01	148.46	28.69	[illegible]
261RR	SEMI ELECTRIC HOSP BED WO MATT	EA	128.04	116.40	23.28	104.76
265RR	TOTAL ELECTRIC HOSP BED	EA	186.89	169.90	33.98	[illegible]
277RR	PRESSURE REDUCING MATTRESS	EA	754.34	685.76	137.15	555.99
294RR	SEMI ELECTRIC HOSP BED WO RAIL	EA	122.16	111.05	22.21	[illegible]
431RR	PORTABLE GASEOUS O2	EA	38.04	32.08	6.42	29.39
445RR	PULSE OXIMETRY	EA	880.00	0.00	0.00	[illegible]
470RR	RESPIRATORY ASSIST WO BACKUP	EA	282.26	256.60	51.32	208.04
471RR	RESP ASSIST DEVICE W BACKUP	EA	706.39	642.17	128.43	[illegible]
561NU	HUMIDIFIER NON HEATED FOR CPAP	EA	128.40	107.00	21.40	86.75
562NU	HUMIDIFIER HEATED FOR CPAP	EA	331.34	301.22	60.24	[illegible]
570NU	NEBULIZER W COMPRESSOR	EA	217.00	0.00	0.00	167.00
570RR	NEBULIZER W COMPRESSOR	EA	21.76	16.10	3.22	[illegible]
600RR	SUCTION PUMP	EA	44.78	40.71	8.14	33.71
601NU	CPAP DEVICE	EA	1,086.30	0.00	0.00	[illegible]
601RR	CPAP DEVICE	EA	122.88	111.71	22.34	90.51
607NU	HOME BLOOD GLUCOSE MONITOR	EA	73.51	66.82	13.36	[illegible]
630RR	HYDRAULIC LIFT	EA	98.42	89.47	17.89	72.54
776RR	IV POLE	EA	17.44	15.85	3.17	[illegible]
910RR	TRAPEZE BAR ATTCHD TO BED	EA	22.00	20.00	4.00	16.21
940RR	TRAPEZE BAR FREESTANDING	EA	32.51	29.55	3.96	[illegible]
951NU	HEEL LOOP HLDR W OR WO STRP EA	EA	22.78	18.98	3.80	17.08
958RR	ONE ARM DRIVE FOR MAN WC	EA	47.99	43.63	8.73	[illegible]
961NU	WHEEL LOCK BRAKE EXTENSION EA	EA	32.71	29.74	5.95	24.13
966RR	HEADREST EXTENSION EA	EA	7.17	6.58	1.32	[illegible]
971NU	ANTI TIPPING DEVICE EA	EA	61.48	55.89	11.18	44.71
972NU	TRANSFER BOARD	EA	60.63	55.12	11.02	[illegible]
978NU	SEAT BELT PELVIC STRAP FOR WC	EA	48.64	42.22	8.44	34.23
020NU	RESIDUAL LIMB SUPPORT SYSTEM	EA	267.53	243.41	48.68	[illegible]
038NU	TRANSPORT CHAIR MEDICAID	EA	360.09	0.00	0.00	360.09
[illegible]	[illegible]	EA	[illegible]	[illegible]	[illegible]	[illegible]

E1390RR	O2 CONCENTRATOR	EA	247.08	200.41	40.08	190.93
E2201NU	NONSTAND SEAT WIDTH =>20 IN	EA	410.41	373.10	74.62	[illegible]
E2201RR	SEAT WIDTH GREATER THAN 20 IN	EA	41.04	37.31	7.46	0.00
E2601NU	GENERAL USE WC CUSHION <22	EA	96.16	88.65	17.75	[illegible]
E2603NU	SKIN PROTEC WC CUSH < 22IN WID	EA	245.34	223.04	44.61	0.00
E2604NU	SKIN PROTECT CUSHION 22">	EA	347.34	315.76	63.15	[illegible]
E2607NU	SKIN PROTECT/POSITION CUSHION	EA	356.11	298.60	59.12	291.36
G0371	DISPENSING FEE	EA	57.00	0.00	0.00	[illegible]
J7614	XOPENEX .5MG	EA	1.69	0.00	0.00	0.00
K0001RR	STANDARD WHEELCHAIR	EA	56.41	51.28	10.26	42.59
K0003RR	LT WT WHEELCHAIR	EA	98.55	89.59	17.92	72.64
K0004RR	HIGH STRENGTH LT WT WC	EA	147.00	133.64	26.73	[illegible]
K0005RR	ULTRA LT WT WHEELCHAIR	EA	203.35	184.86	36.97	0.00
K0006RR	HEAVY DUTY WHEELCHAIR	EA	117.26	106.60	21.32	[illegible]
K0007RR	EXTRA HEAVY DUTY WHEELCHAIR	EA	191.70	174.27	34.85	141.29
K0011RR	STANDARD POWER WHEELCHAIR	EA	561.86	510.85	102.01	[illegible]
K0020NU	FIXED ADJ HGHT ARMREST PER PR	EA	55.75	46.46	9.29	41.85
K0056NU	SEAT HEIGHT < 17IN FOR HSLTWC	EA	104.61	95.10	19.02	65.59
K0104NU	CYLINDER TANK CARRIER	EA	130.66	118.78	23.76	97.07
K0104RR	CYLINDER TANK CARRIER EA	EA	13.17	11.87	2.37	[illegible]
K0195RR	ELEVATING LEG RESTS MAN WC	EA	22.83	20.75	4.15	16.82